SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2009

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Consolidated Financial Statements as of

March 31, 2009, December 31 and March 31, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

(Translation of financial statements originally issued in Spanish – see Note 2)

CONTENTS

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheet
Consolidated Comprehensive Income Statement
Consolidated Statement of Changes in Equity
Consolidated Cash Flow Statement
Notes to the Consolidated Financial Statements

ThCh$ : Thousands of Chilean pesos

ERNST & YOUNG LTDA.

Report of Independent Auditors
(Translation of a report originally issued in Spanish – see Note 2)

1. We have conducted a review of the interim consolidated financial situation of Compañia de Telecomunicaciones de Chile S.A. and subsidiaries as of March 31, 2009 and the corresponding interim consolidated comprehensive income statement, consolidated statement of changes in equity and consolidated cash flow statement for the three month periods ended March 31, 2009 and 2008. Managment is responsible for the preparation and fair presentation of these interim consolidated financial statements and their corresponding notes as stated in International Accounting Standard ("IAS") 34 "Interim Financial Reporting" described in the International Financial Reporting Standards ("IFRS"). Our responsibility is to issue a report about the interim financial situation based on our review. The attached Ratio Analysis and Significant Events do not form an integral part of these financial statements; therefore, this report does not extend to this information.

2. We have performed our review in accordance with accounting standards established in Chile for an interim review of financial information. A review of interim financial situation primarily consists of applying analytical review procedures and of inquiries of employees responsible for financial and accounting matters. The scope of our review is substantially less in scope than an audit conducted in accordance with generally accepted accounting standards in Chile the objective of which is expressing an opinion on the financial statements, taken as a whole. Consequently, we are in no position to express an opinion on these interim consolidated financial statements.

3. Based on our review, we have are not aware of any significant adjustments that should be made to the interim consolidated financial situation of Compañia de Telecomunicaciones de Chile S.A. and its subsidiaries as of March 31, 2009 and the corresponding interim consolidated comprehensive income statements, consolidated statements of changes in equity and consolidated cash flow statements for the three month periods ended March 31, 2009 and 2008 in order to be in conformity with IAS 34 "Interim Financial Reporting" described in the IFRS.

4. Previously we have audited, in conformity with generally accepted accounting standards in Chile, the consolidated financial statements of Compañia de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2008 end the consolidated financial statements beginning January 1, 2008 and the corresponding consolidated income statements, statements of changes in equity and cash flow statements for the year ended December 31, 2008 which Management prepared as part of the Company's process of conversion to IFRS.

ERNST & YOUNG LTDA.

/s/ Andrés Marchant V.
Andrés Marchant V.

Santiago, April 23, 2009

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As at March 31, 2009, December 31 and January 1, 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

ASSETS	Notes	03.31.2009	12.31.2008	01.01.2008

		ThCh$	ThCh$	ThUS$

CURRENT ASSETS

Cash and cash equivalents	(16)	82,026,584	71,555,375	73,084,451
Financial assets at fair value with changes in
Income	(17)	23,989,821	13,228,981	13,273,715
Other current financial assets		64,081	64,081	59,081
Trade and other receivables, net	(12a)	153,168,412	172,159,162	192,537,092
Accounts receivable from related companies	(13a)	25,639,473	28,301,797	19,781,435
Inventory	(26)	5,930,669	6,920,235	6,953,964
Derivative financial instruments	(15)	1,933,789	3,365,982	131,288
Prepayments		3,976,027	4,522,589	4,831,472
Prepaid taxes	(22)	29,882,027	26,907,759	18,498,736
Assets of disposal group classified as held for sale	(10)	2,206,275	2,206,275	-

TOTAL CURRENT ASSETS		328,817,158	329,232,236	329,151,234

NON-CURRENT ASSETS

Other non-current financial assets		3,588,803	3,817,060	3,314,158
Trade and other receivables, net	(12a)	15,614,246	14,559,192	13,054,409
Investments in associates accounted for using
the equity method	(11a)	5,187,762	5,739,831	4,449,217
Goodwill	(8)	16,704,516	16,704,516	16,704,516
Intangible assets, net	(7)	29,960,080	32,343,927	40,314,006
Property, plant and equipment, net	(9)	994,272,795	1,011,576,568	1,028,280,547
Deferred tax assets	(23b)	31,477,253	34,519,405	26,678,328
Derivative financial instruments	(15)	27,131,114	36,963,243	-
Prepayments		2,304,760	-	1,597,921

TOTAL NON-CURRENT ASSETS		1,126,241,329	1,156,223,742	1,134,393,102

TOTAL ASSETS		1,455,058,487	1,485,455,978	1,463,544,336

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As at March 31, 2009, December 31 and January 1, 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

LIABILITIES	Notes	03.31.2009	12.31.2008	01.01.2008

		ThCh$	ThCh$	ThUS$

CURRENT LIABILITIES

Interest-bearing loans	(18)	120,060,573	130,058,223	77,916,022
Trade and other payables	(19)	175,007,354	197,401,651	167,749,765
Accounts payable to related companies	(13b)	41,871,335	40,276,614	33,448,644
Provisions	(20)	7,072,336	7,072,336	16,230,842
Income tax payable		11,496,941	9,663,951	12,969,059
Deferred revenue	(27)	5,389,525	5,034,107	5,223,941
Post employment benefits obligations	(21a)	3,542,422	2,898,105	1,996,786
Derivative financial instruments	(15)	17,064,269	6,253,701	23,464,760

TOTAL CURRENT LIABILITIES		381,504,755	398,658,688	338,999,819

NON-CURRENT LIABILITIES

Interest-bearing loans	(18)	320,662,149	339,944,454	310,968,960
Deferred tax liabilities	(23b)	93,946,214	95,247,850	112,060,323
Deferred revenue	(27)	3,878,550	3,930,500	4,153,591
Post employment benefits obligations	(21a)	42,426,977	42,464,712	30,838,659
Derivative financial instruments	(15)	4,628,876	470,129	45,373,745

TOTAL NON-CURRENT LIABILITIES		465,542,766	482,057,645	503,395,278

EQUITY

Issued capital	(14)	943,227,302	943,227,302	904,735,562
Other reserves		(20,061,997)	(11,765,133)	(16,639,615)
Accumulated deficit		(315,309,766)	(326,862,636)	(267,201,046)

Equity attributable to equity holders of the parent		607,855,539	604,599,533	620,894,901
Minority interests	(28)	155,427	140,112	254,338

TOTAL EQUITY		608,010,966	604,739,645	621,149,239

TOTAL LIABILITIES AND EQUITY		1,455,058,487	1,485,455,978	1,463,544,336

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the periods ended March 31, 2009 and 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

		For the periods ended March 31,
	Notes	2009	2008

		ThCh$	ThCh$
STATEMENTS OF COMPREHENSIVE INCOME

Revenues	(26a)	174,598,750	177,280,189
Other operating income	(26a)	3,742,813	2,230,545
Employee expenses	(23b)	(23,750,450)	(22,170,610)
Depreciation and amortization		(41,084,612)	(44,395,332)
Other miscellaneous operating expenses	(26a)	(93,725,928)	(94,960,638)
Financial expenses (net)	(26b)	(7,293,629)	(6,497,450)
Income on investments	(26b)	1,901,976	1,501,959
Participation in profits of associates accounted for
using the equity method		(554,284)	458,558
Foreign currency exchange differences		1,251,393	(3,182,776)

Profit before taxes		15,086,029	10,264,445
Income taxes	(12)	(3,517,484)	(482,386)

PROFIT FOR THE YEAR		11,568,545	9,782,059

PROFIT ATTRIBUTABLE TO HOLDERS OF
INSTRUMENTS OF PARTICIPATION IN THE NET
EQUITY OF THE CONTROLLER AND MINORITY
PARTICIPATION

Profit attributable to equity holders of the parent		11,552,870	9,862,329
Profit/ (loss) attributable to minority interests	(19e)	15,675	(80,270)

PROFIT FOR THE YEAR		11,568,545	9,782,059

PROFIT PER SHARE

COMMON SHARES
Basic and diluted profit per share attributable to equity holders
of the parent in thousands		0.0120	0.0102

DILUTED COMMON SHARES
Diluted profit per share		0.0120	0.0102

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the periods ended March 31, 2009 and 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

		For the periods ended March 31,
	Notes	2009	2008

		ThCh$	ThCh$
STATEMENT OF OTHER COMPREHENSIVE INCOME

GAIN		11,552,870	9,862,329

OTHER INCOME AND EXPENSES WITH A (CHARGE)/
CREDIT TO NET EQUITY

Cash flows hedge		3,253,790	(723,481)
Conversion adjustments		-	85,208
Adjustments of associates		2,216	-

Total other income and expenses with a (charge)/ credit to net equity		3,256,006	(638,273)

Total comprehensive income and expenses		14,808,876	9,224,056

INCOME FROM INTEGRAL REVENUES AND EXPENSES
ATTRIBUTABLE TO
Income from integral revenues and expenses attributable to majority		14,808,876	9,224,056
shareholders
Income from integral revenues and expenses attributable to minority		15,675	(80,270)
participations

Total income from integral revenues and expenses		14,824,551	9,143,786

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the periods ended March 31, 2009 and December 31, 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

		Changes in other reserves				Changes in retained earnings (accumulated feficit)	Total changes in net shareholders’ equity attributable to holders of equity instruments net of the controller	Changes in minority participations	Total changes in net equity
	Changes in
	issued capital

	Ordinary shares	Reserves for proposed dividends	Conversion reserves	Unrealized gain or loss on hedge operations	Other miscellaneous reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

At January 1, 2009	943,227,302	-	-	(1,683,880)	(10,081,253)	(326,862,636)	604,599,533	140,112	604,739,645
Income from comprehensive revenues and
expenses	-	-	-	-	-	11,552,870	11,552,870	15,675	11,568,545
Dividends	-	(11,552,870)	-	-	-	-	(11,552,870)	-	(11,552,870)
Other increases (decreases) in net equity	-	-	-	3,253,790	2,216	-	3,256,006	(360)	3,255,646

Changes in equity	-	(11,552,870)	-	3,253,790	2,216	11,552,870	3,256,006	15,315	3,271,321
At March 31, 2009	943,227,302	(11,552,870)	-	1,569,910	(10,079,037)	(315,309,766)	607,855,539	155,427	608,010,966

At January 1, 2008	904,735,562	(10,856,131)	(555,223)	(1,429,252)	(3,799,009)	(267,201,046)	620,894,901	254,338	621,149,239
Income from comprehensive revenues and
expenses	-	17,611,683	-	-	-	-	17,611,683	(68,896)	17,542,787
Income from comprehensive revenues and
expenses – IFRS adjustments	-	-	-	-	-	30,363,785	30,363,785	-	30,363,785
Dividends	-	(17,611,683)	-	-	-	-	(17,611,683)	-	(17,611,683)
Capital reduction	(39,243,441)	-	-	-	-	-	(39,243,441)	-	(39,243,441)
Other increases (decreases) in net equity	77,735,181	10,856,131	555,223	(254,628)	(6,282,244)	(90,025,375)	(7,415,712)	(45,330)	(7,461,042)

Changes in shareholders’ equity	38,491,740	10,856,131	555,223	(254,628)	(6,282,244)	(59,661,590)	(16,295,368)	(114,226)	(16,409,594)
At December 31, 2008	943,227,302	-	-	(1,683,880)	(10,081,253)	(326,862,636)	604,599,533	140,112	604,739,645

Beginning balance previous period
01/01/2008	904,735,562	(10,856,131)	(555,223)	(1,429,252)	(3,799,009)	(267,201,046)	620,894,901	254,338	621,149,239
Income from comprehensive revenues and
expenses	-	1,044,732	-	-	-	-	1,044,732	(80,270)	964,462
Income from comprehensive revenues and
expenses IFRS adjustments	-	-	-	-	-	8,817,597	8,817,597	-	8,817,597
Dividends	-	(1,044,732)	-	-	-	-	(1,044,732)	-	(1,044,732)
Other increases (decreases) in net equity	7,237,844	10,856,131	85,208	(723,481)	-	(10,108,884)	7,346,818	(4,545)	7,342,273

Changes in shareholders’ equity	7,237,844	10,856,131	85,208	(723,481)	-	(1,291,287)	16,164,415	(84,815)	16,079,600
At December 31, 2008	911,973,406	-	(470,015)	(2,152,733)	(3,799,009)	(268,492,333)	637,059,316	169,523	637,228,839

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT
For the periods ended March 31, 2009 and 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

		For the periods ended March 31,
	Notes	2009	2008

		ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

Profit		11,552,870	9,862,329

Non-cash adjustments

Depreciation		37,218,209	39,283,750
Amortization of intangible assets		3,866,403	5,111,582
Net foreign currency exchange differences		(1,251,393)	3,182,777
Gain on disposal of property, plant and equipment		-	(34,664)
Equity in earnings of equity method investees		554,284	(458,558)
Provisions and write offs		(8,863,894)	(8,392,844)
Deferred tax provision		(1,873,370)	(4,783,259)
Other debits to income that do not represent cash flow		2,212,921	1,247,078

Total non-cash adjustments		31,863,160	35,155,862

Total cash flows before changes in working capital		43,416,030	45,018,191

Working capital increase/ (decrease)
Inventories		(739,136)	510,093
Trade and other receivables		(10,610,338)	1,858,243
Prepayments		(546,562)	(157,650)
Financial instruments designated as at fair value with changes in
income		10,760,840	-
Other assets		(54,110)	(5,667,188)
Trade and other payables		(31,695,894)	(21,852,087)
Deferred revenue		355,419	272,396
Taxes payable		1,832,990	750,570
Post-employment benefits obligations		644,316	901,307
Other liabilities		7,574,416	(2,478,136)
Total decrease in working capital, net		(22,478,059)	(25,862,452)

NET CASH FLOWS FROM OPERATING ACTIVITIES		20,937,971	19,155,739

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT
For the periods ended March 31, 2009 and 2008
(Translation of financial statements originally issued in Spanish – see Note 2)

		For the periods ended March 31,

	Notes	2009	2008

		ThCh$	ThCh$
CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment		287,793	249,300
Proceeds from sale of financial instruments		8,125,100	1,798,667
Receipt of dividends		1,791,228	1,443,110
Purchase of property, plant and equipment		(20,670,883)	(27,295,016)
Purchase of financial instruments		-	(2,350,000)

NET CASH FLOWS USED IN INVESTING ACTIVITIES		(10,466,762)	(26,153,939)

CASH FLOWS FROM FINANCING ACTIVITIES		-	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		10,471,209	(6,998,200)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		71,555,375	73,084,451

CASH AND CASH EQUIVALENTS AT END OF YEAR		82,026,584	66,086,251

The accompanying notes 1 to 30 form an integral part of these consolidated financial statement

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish – see Note 2)

1. Corporate information:

Compañía de Telecomunicaciones de Chile S.A. and subsidiaries (“Telefónica Chile S.A” or “the Company”) provides telecommunications services in Chile, consisting of fixed telecommunications, television, long distance, corporate communications and other services. The Company is located in Santiago, Chile, at Avenida Providencia No. 111.

The Company is an open stock corporation that is registered with the Securities Registry under No. 009 and therefore is subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”) as well as by the United States Securities and Exchange Commission (“SEC”) since the listing of its shares on the New York Stock Exchange in the United States (“ADRs”) in 1990.

Telefónica Chile S.A., is part of the Telefónica Group. Its parent company is Telefónica Internacional S.A., which is headquartered in Spain.

The consolidated financial statements of Telefónica Chile S.A. for the period ended March 31, 2009 were approved and authorized for issue at the Board of Directors Meeting held on April 23, 2009.

The subsidiary companies registered in the Securities Registry are detailed as follows:

Subsidiary	Taxpayer number	Registration number	Participation percentage (direct and indirect)
			2009	2008
			%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.89	99.89
Telefónica Asistencia y Seguridad S.A. (1)	96,971,150-8	863	-	99.99

December 31, 2008 Telefónica Chile S.A absorbed subsidiary Telefónica Asistencia y Seguridad S.A, through the acquisition of the participation of Telefónica Gestión de Servicios Compartidos Chile S.A. in that company, equivalent to 0.001%, resulting in ownership of all the shares of that company by Telefónica Chile S.A.

2. Significant accounting principles:

a) Accounting period

These consolidated financial statements (hereinafter, “financial statements”) cover the following periods:

- Consolidated Balance Sheets and Consolidated Statement of Changes in Equity: for periods ended March 31, 2009 and December 31, 2008.

- Consolidated Income Statement and Consolidated Cash Flow Statements: for periods ended March 31, 2009 and March 31, 2008.

b) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The figures included in these financial statements are expressed in thousands of Chilean pesos, since the Chilean peso is the Company’s functional and reporting currency. All values are rounded to the nearest thousand, except when otherwise indicated.

2. Significant accounting principles, continued

c) Basis of presentation

The financial statements for March 31, 2009 and December 31, 2008 and their corresponding notes are shown in a comparative manner to the financial statements for 2009.

For the convenience of the reader these financial statements have been translated from Spanish to English.

d) Basis of consolidation

The financial statements of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries include the assets and liabilities as of March 31, 2009 and December 31, 2008, and income and cash flows as of March 31, 2009. All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions have been eliminated in full, and the participation of minority investors has been recognized under the heading “Minority interests” (see Note 18e).

The financial statements of the consolidated companies cover the periods ended on the same date as the individual financial statements of the parent company and have been prepared applying uniform accounting policies.

The companies included in the consolidation are detailed as follows:

Taxpayer number	Company name	Participation percentage

			2009		2008
		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.89	-	99.89	99.89
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A. (1)	-	-	-	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A.	99.99	-	99.99	99.99
96,811,570-7	Instituto Telefónica Chile S.A.	-	99.99	99.99	99.99

(1) On December 31, 2008 Telefónica Chile S.A absorbed subsidiary Telefónica Asistencia y Seguridad S.A, through the acquisition of the participation of Telefónica Gestión de Servicios Compartidos Chile S.A. in that company, equivalent to 0.001%, resulting in ownership of all the shares of that company by Telefónica Chile S.A.

e) Foreign currency translation

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real, UF (Unidades de Fomento) and JPY (Japanese Yen), have been converted to Chilean pesos using the observed exchange rates as of the close of each period, detailed as follows:

Date	US$	EURO	REAL	JPY	UF

Mar-31-2009	583.26	775.41	251.89	5.88	20,959.77
Dec-31-2008	636.45	898.81	271.70	7.05	21,452.57
Mar-31-2008	437.71	690.94	249.99	4.39	19,822.53

Foreign currency exchange differences are recognized in income for the year under “Foreign currency exchange differences”.

2. Significant accounting principles, continued

Foreign currency translation, continued

The closing exchange rates for the period have been used in the conversion of the financial statements of foreign companies, with the exception of: i) capital and reserves, which have been converted at the historical exchange rate; and ii) income statements and statements of cash flows, which have been converted at the average exchange rate for the year.

Foreign currency translation difference generated as a consequence of the application of these criteria is included in “Currency translation difference”, under “Net shareholders’ equity attributable to holders of equity instruments net of controllers”, deducting the part corresponding to minority interests, which is presented under the heading “Minority interests”

f) Investment in related companies

The Company’s investment in the companies over which it exercises significant influence without exercising control is recorded using the equity method. The investment is recorded initially at cost, and its book value is modified based on the participation in the income of the associated company at each year-end. If it records net income or losses directly in its net shareholders’ equity, the Company also recognizes the participation corresponding to it in those items.

g) Goodwill

Goodwill represents the surplus of the acquisition cost in comparison to the fair value, as of the acquisition date, of identifiable assets, liabilities and contingent liabilities acquired. After initial recognition, goodwill is recorded at cost less any accumulated impairment loss.

The Company tests goodwill impairment annually and when there are indicators that the net carrying amount might not be fully recoverable. The impairment test which is based on fair value is performed for each cash generating unit for which the goodwill has been allocated. If that fair value is less than the carrying amount, an irreversible impairment loss is recognized in the income statement.

h) Intangible assets

Intangible assets are recorded at their acquisition or production cost, less accumulated amortization and less any accumulated impairment loss.

All recognized intangible assets have defined useful lives and are amortized over their estimated useful lives and as of the balance sheet date are analyzed for the existence of events or changes indicating that the net book value might not be recoverable, in which case they are tested for impairment.

The methods and periods of amortization applied are reviewed at each period-end and, if necessary, are adjusted in a prospective manner.

The Company amortizes intangible assets on a straight line basis over their estimated useful lives, which for software licenses are 3 years and for rights to underwater cable are a maximum of 15 years.

2. Significant accounting principles, continued

i) Property, plant and equipment

Property, plant and equipment items are valued at acquisition cost, less accumulated depreciation and less applicable impairment losses. Land is not depreciated.

Acquisition cost includes external costs plus internal costs comprising consumption of warehouse materials, cost of direct labor used in the installation and imputation of indirect costs necessary for the intended use of the asset.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets, may be capitalized. Qualifying assets, under the criteria of the Telefónica Group, are assets that require at least 18 months of preparation for their use or sale. At year-end 2007 and 2008 there are no capitalized interests.

Costs for improvements that result in increased productivity, efficiency, or extension of the useful lives of assets, are capitalized as higher cost of such assets when they comply with the requirements to be recognized as an asset.

Repair and maintenance expenses are charged to the income statement account for the year in which they are incurred.

j) Depreciation of property, plant and equipment:

The Company depreciates property, plant and equipment from the moment in which the assets are in a condition to be used, distributing the cost of assets in a straight-line method over the estimated useful lives. The Company’s average annual financial depreciation rate is approximately 8.32% for 2009, and 7.79% for 2008.

The estimated useful lives, are detailed as follows:

Assets	Range of years

Buildings and components	40
Plant and equipment:
Central office telephone equipment	7 to 12
External Plant	20
Subscribers’ equipment	2 to 7
Information technology equipment	4
Fixed installations and accessories	7
Motor vehicles	7
Leasehold improvements	5

Estimated residual values, the depreciation methods and useful lives applied, are reviewed at each year-end and, if applicable are adjusted in a prospective manner.

2 Significant accounting principles, continued

k) Assets of disposal group classified as held for sale

Assets of disposal group classified as held for sale are measured at the lower of the book and fair values, less the cost to sell. Assets are included in this heading when the book value can be recovered through a sales transaction which is highly likely to take place and when they are immediately available in their present condition. Management must be committed to a plan to sell the asset and must have actively begun a program to find a buyer and complete the plan. Likewise, it must be expected that the sale will qualify for full completion within a year following its classification date.

Property, plant and equipment classified as held for sale is not depreciated

l) Impairment of non-current assets

At each period-end the existence of possible impairment of non-current assets other then goodwill is evaluated. Should such indications exist, the Company estimates the recoverable value of the asset, which is the greater of fair value less cost to sell or value in use. Such value in use is determined through discounting estimated future cash flows. When an asset’s recoverable value is below its net book value, impairment is considered to exist.

In order to calculate impairment, the Company estimates the profitability of assets assigned to the different cash generating units based on the expected cash flows.

The discount rates used are determined before taxes and are adjusted by the corresponding country risk and business risk. Thus, in 2009 and 2008 the rate used was 12%. No impairment adjustments were made in 2009 and 2008.

m) Leases

Leased assets for which the renter maintains a significant part of the risks and benefits inherent to the rented property are considered operating leases. Payments made under agreements of this nature are charged to the income statement account in a straight-line method over the term of the lease.

Leased assets for which the significant risks and benefits characteristic of the leased property are transferred to the Company are considered financial leases, and the asset and the associated debt are recorded at the beginning of the term of the lease for the amount of the fair value of the leased asset or the present value of the minimum agreed installments, whichever is lower. Financial expenses are charged to the income statement account over the life of the agreement. Depreciation of these assets is included in total depreciation of the Property, plant and equipment heading. The Company carries out procedures to determine whether an arrangement contains a lease. At 2009 and 2008 period-end, no embedded leases were identified.

2. Significant accounting principles, continued

n) Income taxes

The income tax expense for each year comprises current and deferred income taxes.

Tax credits and liabilities for the current period and prior periods are measured at the estimated amount recoverable or payable to the tax authorities. The Company uses the tax rates and government regulations current as of each period-end to calculate those amounts, which for 2009 and 2008 is 17%.

The deferred tax amount is obtained from analyzing temporary differences that arise due to differences between the tax and book values of assets and liabilities, mainly allowance for doubtful accounts, depreciation of Property, plant and equipment, staff severance indemnities and tax losses. Under Chilean tax regulations, tax loss carry forwards can be realized as future tax benefits with no time restrictions.

Temporary differences generally become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of tax payable or refundable in future years under the currently enacted tax laws and rates as a result of temporary differences at the end of the current year.

Deferred tax assets and liabilities are not discounted at their current value and are classified as non-current.

o) Financial assets and liabilities

All purchases and sales of financial assets are recognized at fair value on the negotiation date, which is the date on which the commitment to purchase or sell the asset occurs

i) Financial investments

Marketable financial assets, i.e. investments made in order to obtain short-term yields due to changes in prices, are classified within the category of “at fair value with changes in income” and are presented as current assets. This category is used for financial assets for which an investment and de-investment strategy is established. All financial assets included in this category are recorded at fair value, which is obtained from observable market data. The resulting gains or losses from variations in their fair value at each period-end are recognized in the income statement whether they are realized or not.

ii) Accounts receivable

Accounts receivable correspond to financial assets with fixed and determinable payments that are not traded in an active market. Trade receivables are recognized for the amount of the invoice and adjusted with an allowance for doubtful accounts.

The allowance is calculated by applying different percentages based on age factors until 100% is reached for debts exceeding 120 days and other specific account analyses.

Short-term trade accounts receivable are not discounted. The Company has determined that the calculation of the amortized cost is the same as the invoiced amount since the transaction has no significant associated costs.

2. Significant accounting principles, continued

o) Financial assets and liabilities, continued

iii) Cash and cash equivalents

Cash and cash equivalents recognized in the financial statements comprise cash and bank checking accounts, time deposits and other very liquid investments with an original maturity of three months or less. These items are recorded at their historical cost, which does not significantly differ from their realization value.

iv) Interest-bearing loans

Financial liabilities are valued at amortized cost using the effective interest rate method. Any difference between the cash received and the reimbursement value is imputed directly to income over the term of the agreement. Financial obligations are presented as non-current liabilities when their expiration term exceeds twelve months.

v) Derivative financial instruments

The Company uses derivative financial instruments to manage exposure to exchange rate and interest rate risks. The Company’s objective in maintaining derivatives is to minimize these risks using the most effective method to eliminate or reduce the impact of these exposures.

Derivative financial instruments are carried at fair value, which normally coincides with the cost. Subsequently, the book value is adjusted to its fair value, presenting the derivative financial instruments as financial assets or as financial liabilities depending on whether the fair value is positive or negative, respectively. They are classified as current or non-current depending on whether they mature in less or more than twelve months. Likewise, derivative financial instruments that meet all requirements to be treated as hedge instruments for long-term items are presented as non-current assets or liabilities, according to their terms.

Hedging of the risk associated to the variation of the exchange rate of a firm committed transaction can be treated as a fair value hedge or of a cash flow hedge.

Changes in the fair value of derivatives that have been assigned as and fulfill the requirements to be treated as fair value hedge instruments, are recognized in the income statement.

Changes in the fair value of highly effective derivatives that meet the requirements of and have been assigned as cash flow hedges are recognized in shareholders’ equity. The part considered ineffective is imputed directly to income. When the forecast transaction or the firm commitment are recognized in the accounting records of a non-financial asset or liability, net income or losses accumulated in shareholders’ equity become part of the initial cost of the corresponding asset or liability. On the other hand, net income or losses previously recognized in shareholders’ equity are recognized to income in the same period in which the hedged transaction affects net income.

2. Significant accounting principles, continued

o) Financial assets and liabilities, continued

v) Derivative financial instruments, continued

Initially the Company formally documents the hedge relationship between the derivative and the hedged item, as well as the risk management objectives and strategies pursued when establishing the hedge. This documentation includes identification of the hedge instrument, the hedged item or operation and the nature of the hedged risk. Likewise, it states the manner for evaluating its level of effectiveness in compensating the exposure of the hedged element to changes, whether in its fair value or cash flows attributable to the risk being hedged. Evaluation of the effectiveness is prospective and retroactive, both at the beginning of the hedge relationship as well as systematically throughout the period for which it was designated.

The fair value of the derivatives portfolio reflects estimations that are based on calculations made using observable market data and specific tools for valuation and management of the risk of derivatives widely used by various financial entities.

p) Inventory

Materials stored for installation in investment projects as well as inventory for consumption and replacement are valued at cost or net realization value, whichever is lower. Inventory movements are controlled for using the FIFO method.

When cash flows related to inventory purchases are the object of an effective hedge, the corresponding net income or loss accumulated in shareholders’ equity becomes part of the cost of the inventory acquired.

The value of products that are obsolete, defective or have a slow turnover has been reduced to their possible net realization value, which has been determined on the basis of a study of materials with slow turnover.

q) Provisions

i) Post-employment benefits

The Company is obligated to pay staff severance indemnities pursuant to collective negotiation agreements, which are provisioned using the method of actuarial value of the accrued cost of the benefit, using an annual discount rate of 4.8% as of March 31, 2009 and of 6% as of March 31, 2008, respectively, as detailed in Note 4, considering estimations such as future permanence, employee mortality rate and future salary increases determined on the basis of actuarial calculations. Discount rates are determined by reference to market interest curves.

ii) Other Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, as a consequence of a past event, whose settlement requires an output of resources that is considered probable and can be reliably estimated. That obligation can be legal or implied, derived from, among other factors, regulations, contracts, habitual practices or public commitments that create valid third-party expectations that the Company will assume certain liabilities.

2. Significant accounting principles, continued

r) Revenues and expenses

Revenues and expenses are recognized in the income statement based on the accrual criteria, i.e. when the real flow of goods and services that they represent is produced, regardless of the moment at which the cash flows.

The Company’s revenues are produced mainly by providing the following telecommunications services: traffic, connection charges, monthly fees for the use of the network, interconnection, network and equipment rental, sale of equipment and other services, such as value added services (data or text messaging, among others) or maintenance. Products and services can be sold separately or jointly, in commercial packages.

Income from traffic is based on the call initiation establishment tariff plus tariffs per call, which vary depending on the time consumed by the user, the distance of the call and type of service. Traffic is recorded as income as income as it is used. The amount corresponding to traffic that has been pre-paid and is pending use generates deferred income which is recorded in liabilities. Prepaid cards usually have an expiration period of up to twelve months, and any unused prepaid traffic is recognized directly in income when the card expires, since as of that moment the Company has no remaining obligations to provide the service.

In the case of sale of traffic, as well as of other services, through a fixed tariff for a certain period of time (flat rate), income is recognized using the straight-line method over the period of time covered by the rate paid by the customer.

Income from connection charges generated when customers connect to the Company’s network is deferred and recognized in income over the average estimated term of the duration of the relationship with the customer. This income varies depending on the type of service. All associated costs, except those related to extension of the network and administrative and commercial expenses are recognized in the income statement when they are incurred.

Monthly fees are recognized in income using the straight-line method in the corresponding period. Rentals and other services are recognized in income as the service is provided.

Income from interconnection of fixed-mobile and mobile-fixed calls, as well as from other services used by customers, are recognized in the period in which those calls are made.

Commercial package offers that combine different elements, in the areas of telephone service, internet and television, are analyzed to determine whether it is necessary to separate the different elements identified, applying in each case the appropriate revenue recognition criteria. Total income from the package is distributed among its identified elements by function of their respective fair values (i.e. the fair value of each individual component in relation to the total fair value of the package).

All expenses related to these mixed commercial offers are recognized in the income statement as they are incurred.

2. Significant accounting principles, continued

s) Significant estimates

Below we show the main assumptions, judgments and other relevant sources of uncertainty in the estimations made as of the closing date, which could have a significant effect on the financial statements in the future.

i) Property, plant and equipment, goodwill and other intangible assets

The accounting treatment of investment in property, plant and equipment and other intangible assets considers estimations made to determine the useful lives used to calculate depreciation and amortization.

Determination of useful lives requires estimations regarding expected technological evolution and alternate uses of the assets. The hypothesis regarding the technological framework and its future development implies a significant degree of judgment as the moment and nature of future technological changes are hard to foresee.

ii) Deferred taxes

The Company evaluates the recoverability of deferred tax assets based on estimations of future income. That recoverability depends in the last instance on the Company’s capacity to generate taxable income throughout the period in which the deferred tax assets are deductible. The analysis takes into consideration the foreseen schedule for reversal of deferred tax liabilities as well as estimated taxable profits on the basis of internal projections which are updated to reflect the most recent operating trends.

Determination of the adequate classification of tax items depends on various factors, including estimation of the time and realization of deferred tax assets and the expected amount of tax payments. Actual income tax collection and payment flows could result in an amount different than the estimations made by the Company as a consequence of changes in government legislation or unforeseen future transactions that could affect tax balances.

iii) Provisions

Due to the uncertainties inherent in the estimations necessary to determine the amount of provisions, real disbursements could differ from the amounts originally recognized on the basis of the estimations made.

iv) Recognition of revenues

Agreements that combine more than one element

Commercial package offers that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, applying the appropriate revenue recognition criteria in each case. Total income from the package is distributed among its identified elements based upon their respective fair values.

Determination of the fair values of each of the elements identified implies the need to perform complex estimations due to the nature of the business.

A change in the estimation of the relative fair value could affect the distribution of revenues among the components and, as a consequence of this, revenues for future years.

2. Significant accounting principles, continued

s) Significant estimates, continued

v) Post-employment benefits

The cost of defined benefit post retirement plans as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate management considers the interest rates of corporate bonds in the country with an AA rating. The mortality rate is based on publicly available mortality tables for the specific country.

Future salary increases and pension increases are based on expected future inflation rates for the specific country.

Further details about the assumptions used are given in Note 21.

vi) Financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of the financial instruments.

t) Methods of consolidation

Consolidation has been carried out by applying the following methods of consolidation:

Global integration method for companies over which control is exerted, whether through effective dominion or due to the existence of agreements with the rest of the shareholders.

All balances and transactions between consolidated companies have been eliminated in the consolidation process. Likewise the margins included in the transactions performed by companies that are dependent on other Company companies for goods or services that can be capitalized have been eliminated in the consolidation process.

The income statement and the consolidated cash flow statement gather, respectively, the revenues and expenses and cash flows of the companies that stop forming part of the Company up to the date on which the participation has been sold or the company has been liquidated.

The value of the participation of minority shareholders in the shareholders’ equity and income of the dependent companies consolidated through global integration are presented under “Minority Participations” and “Income Attributable to Minority Participations”, respectively.

2. Significant accounting principles, continued

u) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The following published IFRS and interpretations of the IFRIC have been issued are still not effective to the Company.

Date of mandatory
	Standards and Standard Amendments	application

Amendment of IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2009
Amendment of IFRS 2	Share-based Payment	January 1, 2009
Amendment of IFRS 3R	Business Combinations	July 1, 2009
IFRS 8	Operating Segments	January 1, 2009
Amendment of IAS 1R	Presentation of Financial Statements – reviewed presentation	January 1, 2009
Amendment of IAS 23	Borrowing Costs	January 1, 2009
Amendment of IAS 27R	Consolidated and Individual Financial Statements	July 1, 2009
Amendment of IAS 32 y IAS 1	Financial Instruments: Disclosure and Presentation - putt able financial instruments and obligations arising on liquidation	January 1, 2009
Amendment of IAS 39	Financial Instruments: Recognition and Measurement	July 1, 2009

	Interpretations	Date of mandatory
application

IFRIC 13	Customer Loyalty Programs	July 1, 2008
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	October 1, 2008

3. First-time application of International Financial Reporting Standards (IFRS)

Telefónica Chile has prepared financial statements in accordance with accounting principles applied locally in Chile (Chilean GAAP) until the year ended as of December 31, 2008. These financial statements, as of March 31, 2009, are the first financial statements the Company has presented in accordance with IFRS. In addition, the 2008 financial statements are presented under the same standard for comparison purposes.

The Company has presented financial information to its parent company in Spain under IFRS, for consolidation purposes, since the year ended as of December 31, 2005, considering January 1, 2004 as the transition date.

Transition of the consolidated financial statements of Telefónica Chile to IFRS has been carried out through the application of IFRS 1: First-time adoption of International Financial Reporting Standards, applying the exemption provided in paragraph 24 a), and considering first-time application adjustments retroactively from the date adopted by the parent company, Telefónica S.A., i.e. January 1, 2004.

IFRS 1 allows first-time adopters certain exemptions from general requirements. The main exceptions applied by Telefónica Chile are detailed as follows:

     - IFRS 3: Business Combinations has not been applied to the acquisition of subsidiaries or interest in associates that occurred prior to January 1, 2004.

     - IAS 16: Property, plant and equipment and IAS 38: Intangible assets, were continued to be carried at their respective carrying amounts (deemed cost) under former Chilean GAAP without restating them to fair value at January 1, 2004.

     - IAS 19: Actuarial gains and losses accumulated from pensions and other benefits have been recognized directly in retained earnings as of January 1, 2004

     - IAS 21: Accumulated foreign currency translation from all foreign operations are considered to be zero as of January 1, 2004

The preparation of our consolidated financial statements under IFRS required a series of modifications in the presentation and valuation of the standards applied by the Company until December 31, 2008, since certain IFRS principles and requirements are substantially different from equivalent local accounting principles.

3. First-time application of International Financial Reporting Standards (IFRS), continued

The following is a detailed description of the main differences between Chilean GAAP and IFRS applied by the Company and the impact on equity as of December 31, and January 1, 2008 and on profit for the year ended December 31, 2008, the date of transition to IFRS with adjustments retroactively as of January 1, 2004.

a) Reconciliation of Shareholders’ Equity under Chilean GAAP and IFRS as of January 1 and December 31, 2008:

Thousands of Chilean pesos	Equity	Equity
	as of 1/01/08	as of 12/31/08

Shareholders’ equity according to Chilean GAAP	906,533,598	952,551,152
Price-level restatement	(186,946,628)	(273,775,471)
Deferred taxes, complementary accounts	(73,576,581)	(59,420,138)
Capitalization of interest	(47,156,181)	(39,525,497)
Minimum dividend	(5,113,188)	(11,874,483)
Post-employment benefits	(7,611,038)	(15,700,061)
Deferred taxes due to IFRS adjustments	37,172,471	49,701,902
Goodwill	5,944,523	7,653,698
Other minor items	(8,373,255)	(5,018,776)
Minority interests	21,180	7,207

Equity according to IFRS	620,894,901	604,599,533

b) Reconciliation of profit for the year ended December 31, 2008 under Chilean GAAP and IFRS:

Profit
Thousands of Chilean pesos	year ended
12/31/08

Net income according to Chilean GAAP	17,611,683
Price-level restatement	(8,810,390)
Deferred taxes, complementary accounts	14,156,443
Capitalization of interest	7,630,684
Post-employment benefits	1,271,739
Deferred taxes due to IFRS adjustments	10,938,101
Goodwill	1,709,175
Other minor items	3,482,007
Minority interests	(13,974)

Profit according to IFRS	47,975,468

3. First-time application of International Financial Reporting Standards (IFRS), continued

c) Explanations of the main differences

i) Price-level restatement

Chilean GAAP requires that the financial statements be adjusted to reflect the effect of the loss in the purchasing power of the Chilean peso in the financial position and operating income of the reporting entities. The method described below is based on a model that requires calculation of net income or loss due to net inflation attributed to the monetary assets and liabilities exposed to variations in the purchasing power of the local currency. Historical costs of non-monetary assets and liabilities, shareholders’ equity accounts and income statement accounts have been restated to reflect the variation in the Consumer Price Index (“CPI”) from the date of acquisition up to year-end. The gain or loss in the purchasing power included in net income or losses reflects the effects of Chilean inflation on the monetary assets and liabilities maintained by the Company. IFRS does not consider indexation due to inflation in countries that are not hyperinflationary, such as Chile. Therefore, income statement and balance sheet accounts are not restated for inflation purposes and variations are nominal. The effect of price-level restatement mainly affects assets, depreciation and shareholders’ equity items. The effects of the application of price-level restatement described above are included in the reconciliation.

ii) Complementary accounts deferred taxes

As of January 1, 2000, the Company recorded income tax in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants and their corresponding modifications, recognizing (using the liabilities method) the deferred tax effects of temporary differences between the financial and tax base of assets and liabilities. The effect of deferred tax assets and liabilities not recorded before January 1, 2000 has been recorded as a transition provision. Those complementary assets or liabilities are amortized against income during the estimated periods of reversal corresponding to the underlying temporary differences to which the deferred tax assets or liabilities are related. The effects of these previously described complementary accounts, which have been eliminated under IFRS, are included in the reconciliation.

iii) Capitalization of interest

Under Chilean GAAP, all interest on debt directly associated to construction projects is capitalized including interest, price-level restatement, and related foreign currency results. Up to the end of 2002, all the Company’s debts were considered to be directly associated to construction projects. Capitalization of interest costs associated to projects under construction is optional when they are incurred on debt that is not directly related to such projects. In 2003 under Chilean GAAP, the Company discontinued capitalization of interest on its construction in progress since it has not incurred new debts that could be associated to such construction and the short-term nature of the items that are currently being included in the category of construction in progress. Under IFRS, capitalization of interest is necessary for interest that could have been avoided if the expense for the associated asset had not been realized. Qualifying assets, under the criteria of the Telefónica Group, are assets that require at least 18 months of preparation for their use or sale. The effects of the previously described recognized income are included in the reconciliation.

The effects of the application of price-level restatement described in the paragraph i) Property, plant and equipment and their accumulated depreciation are included in the reconciliation.

3. First-time application of International Financial Reporting Standards (IFRS), continued

c) Explanations of the main differences, continued

iv) Minimum dividend

According to the requirements of Law No. 18,046, the Company must distribute a minimum dividend in cash equivalent to 30% of net income. Considering the cash situation, levels of projected investments and solid financial indicators for 2005 and the following years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy informed at the Ordinary Shareholders’ Meeting of April 2004 and agreed to distribute 100% of net income generated during the respective year under Chilean GAAP. Under Chilean GAAP, these dividends are not recorded until they have received final approval from the Shareholders’ Meeting generally held in April of the following year. The effects of the adjustment of these dividends on consolidated shareholders’ equity are shown in the reconciliation.

v) Post-employment benefits

According to the Company’s employment contracts and collective negotiation agreements, it has a commitment to pay a lump sum to each employee upon termination of their employment, whether due to death, termination, resignation or retirement. Up to November 31, 2004 the Company determined these obligations using the present value method, on the basis of current salaries and an average estimation of the permanence of each employee at the end of the year, applying a discount rate of 7%.

As of December 2004, the Company changed its estimation of staff severance indemnities by means of incorporating certain additional variables through an actuarial valuation. This method uses variables such as personnel turnover rates, average salary increases, labor force mortality and average life of service as underlying estimations. Under Chilean GAAP, the costs resulting from these changes in estimations were recognized as deferred expenses and amortized over the period of future permanence of employees. The effects of amortization of deferred charges described above are included in the reconciliation. For IFRS purposes, those costs were recognized directly in retained earnings on that date.

During 2006, the Company evaluated the interest rate used for actuarial calculations, resulting in a reduction of the discount rate from 7% to 6%. The cost, resulting from this additional assumption change, was deferred and amortized over the period of future permanence of employees for Chilean GAAP. For IFRS purposes, those costs have been recognized in Other Reserves under Shareholders’ Equity. These adjustments, as well as the effects of amortization of the deferred charges described above, are included in the reconciliation.

vi) Effect of deferred taxes due to IFRS adjustments

Under IFRS, companies must record deferred taxes in accordance with IAS 12 “Income Taxes”, which requires a focus on assets and liabilities for the accounting and reporting of income tax, under the following basic principles: (a) a deferred tax liability or asset is recognized for estimated tax purposes attributable to temporary differences and tax loss carry forwards; (b) measurement of deferred tax assets and liabilities is based on the provisions of the enacted tax law and the effect of future changes in laws or tax rates are not anticipated; and (c) the measurement of deferred tax assets is only recognized, if on the basis of the weight of the available evidence, it is probable it will be realized. The effects of deferred tax assets and liabilities adjustments due to conversion are included in the reconciliation.

3. First-time application of International Financial Reporting Standards (IFRS), continued

c) Explanations of the main differences, continued

vii) Goodwill

Under Chilean GAAP, as of January 1, 2004 the assets acquired and liabilities assumed are recorded at fair value, and the excess of the purchase price of the investments over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. Under this regulation, goodwill resulting from business combinations is amortized using the straight-line method over a maximum period of 20 years. As goodwill is not amortized under IFRS, the adjustments presented in the reconciliation reverses the effects of amortization of goodwill recorded under Chilean GAAP.

4. Accounting changes

a) Accounting changes

During the years covered by these consolidated financial statements, accounting principles have been applied consistently.

b) Changes in estimations

i) Turnover rate

During the first half of 2008 the turnover rate used to calculate staff severance indemnities was evaluated. After completing this evaluation, the Company decided to increase the turnover rate from 2.3% to 5.5% . As a result of this modification, in 2008 the Company recorded a charge to shareholders’ equity in the amount of ThCh$5,356,385.

ii) Discount rate

The interest rate used to calculate the current value of staff severance indemnities was evaluated in December 2008. After completing this analysis the Company decided to reduce the discount rate from 6% to 4.8% . As a result of this modification, the company recorded a charge to shareholders’ equity in the amount of ThCh$4,004,377.

5. Financial information by segments

Telefónica Chile discloses segment information in accordance with IFRS 8, “Operating Segments” which establishes the standards for reporting operating segments and related disclosures for products and services and geographical areas. Operating segments are defined as components of an entity for which there is separate financial information that is regularly used by the main decision maker to decide how to assign resources and evaluate performance. The Company presents segment information that is used by management for internal decision making purposes.

The Company manages and measures the performance of its operations by business segment. The operating segments reported internally are detailed as follows:

a) Fixed telecommunications

Fixed telephony services include basic services, line connections and installations, value added services, handset commercialization marketing and dedicated lines, and broadband services. Consistent with the financial statements, revenues are recorded as the services are provided.

b) Television

Multimedia services include development, installation, maintenance, marketing and operations cable, satellite and regular television using any physical or technical means, including individual paid services or multiple basic channels, special or paid, videos on demand and interactive or multimedia television services. Consistent with the financial statements, revenue is recognized as the services are delivered. The multimedia segment began operating in 2006.

c) Long distance

The Company provides national and international long distance services. The long distance business segment also rents its long distance network to other telecommunications operators, such as long distance carriers, mobile telephony operators and internet service suppliers. Consistent with the financial statements, revenue is recognized as the services are provided.

d) Corporate communications and data

The corporate communications service includes sale and rental of telecommunications equipment and sale of networks to corporate customers, rental of networks associated to private corporate customer network projects, and data transmission services. Revenue is recognized as the services are provided or at the point of sale.

e) Others

Other services mainly include public telephony services and interconnection services provided to other local networks. Revenue is recognized as the services are provided.

5. Financial information by segments, continued

Relevant information regarding Compañía de Telecomunicaciones de Chile S.A. and its main subsidiaries, which represent different segments, together with information regarding other subsidiaries is detailed as follows:

For the period ended March 31, 2009	Fixed telecommunications ThCh$	Long distance ThCh$	Corporate communication and data ThCh$	Television ThCh$	Other ThCh$	Eliminations ThCh$	Total ThCh$

Revenue from external
customers	127,363,886	14,058,347	21,708,851	11,047,249	420,417	-	174,598,750
Revenue between
segments	18,329,636	9,796,737	2,295,506	-	2,822,234	(33,244,113)	-

Interest revenues	2,793,482	1,308,431	2,101	1,007	5,039	(2,208,084)	1,901,976

Interest expenses	8,605,155	-	24,173	845,736	26,649	(2,208,084)	7,293,629

Interest revenues, net	(5,811,673)	1,308,431	(22,072)	(844,729)	(21,610)	-	(5,391,653)
Depreciation and
amortization	30,350,328	2,935,516	4,106,413	3,690,853	1,502	-	41,084,612
Sum of significant revenue
items	3,677,796	-	-	-	233,869	(168,852)	3,742,813
Sum of significant
expense items	105,047,128	14,453,220	18,420,428	9,841,517	3,127,050	(33,412,965)	117,476,378

Net income/ (loss) of the
reporting segment	8,162,189	7,774,779	1,455,444	(3,329,850)	326,358	-	14,388,920
Participation in profit of
associated companies
accounted for using the
equity method	4,894,952	(9,033)	(18,451)	-	(4)	(5,421,748)	(554,284)
Income tax expense /
(income)	2,428,067	1,192,923	251,380	(397,135)	42,249	-	3,517,484
Sum of other significant
non-monetary items	923,796	(754,331)	110,921	992,945	(21,938)	-	1,251,393

Segment assets	1,533,475,226	238,443,764	118,138,029	82,355,764	9,330,225	(526,684,521)	1,455,058,487
Investment in associated
companies accounted
for using the equity
method	267,020,022	84,544	172,686	-	-	(262,089,490)	5,187,762
Disbursement of non-
monetary assets of the
segment	14,010,937	121,592	2,085,033	4,453,321	-	-	20,670,883
Segment liabilities	925,619,687	47,313,447	47,874,922	82,623,992	8,210,504	(264,595,031)	847,047,521

5. Financial information by segments, continued

For the period ended March 31, 2008	Fixed telecommunications	Long distance	Corporate communication and data	Television	Other	Eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenue from external customers	133,647,789	13,878,187	20,373,653	8,868,206	512,354	-	177,280,189
Revenue between segments	14,631,049	9,881,882	2,898,124	-	2,638,889	(30,049,944)	-

Interest revenues	2,318,736	1,209,200	199,472	11,819	2,834	(2,240,102)	1,501,959

Interest expenses	7,872,485	-	-	844,100	20,967	(2,240,102)	6,497,450

Interest revenues, net	(5,553,749)	1,209,200	199,472	(832,281)	(18,133)	-	(4,995,491)
Depreciation and amortization	34,898,086	2,696,262	4,099,057	2,700,787	1,140	-	44,395,332
Sum of significant revenue items	2,174,577	-	30,118	(14,104)	-	39,954	2,230,545
Sum of significant expense items	105,688,206	14,200,847	15,865,231	7,622,831	3,764,123	(30,009,990)	117,131,248

Net income/ (loss) of the reporting segment	4,313,374	8,072,160	3,537,079	(2,301,797)	(632,153)	-	12,988,663
Participation in profit of associated companies accounted for using the equity method	8,620,817	5,721	11,686	-	4	(8,179,670)	458,558
Income tax expense / (income)	(267,100)	1,125,604	195,874	(341,762)	(230,231)	-	482,385
Sum of other significant non-monetary items	(3,720,345)	(219,185)	311,881	438,470	86,672	(80,270)	(3,182,777)

Segment assets	1,569,645,322	207,939,241	112,001,458	67,038,194	6,209,404	(495,336,551)	1,467,497,068
Investment in associated companies accounted for using the equity method	268,030,305	72,572	171,249	159	-	(261,234,790)	7,039,495
Disbursement of non-monetary assets of the segment	16,594,304	1,439,424	3,223,883	6,037,405	-	-	27,295,016
Segment liabilities	909,402,578	43,864,660	34,700,528	54,900,727	4,997,376	(217,597,640)	830,268,229

6. Business combinations

During 2009 and 2008 there have been no business combinations, and there are no significant variations in the consolidation perimeter.

7. Trade receivables and other accounts receivable

a) Current and non-current receivables are detailed as follows:

Concept	03.31.2009 ThCh$		12.31.2008 ThCh$

	Current	Non-current	Current	Non-current

Trade receivables	269,134,231	6,293,785	280,344,390	6,046,424
Miscellaneous receivables	11,392,295	9,320,461	10,459,421	8,512,768
Allowance for doubtful accounts	(127,358,114)	-	(118,644,649)	-

Total	153,168,412	15,614,246	172,159,162	14,559,192

b) Movements of allowance for doubtful accounts are detailed as follows:

Movements	03.31.2009 ThCh$	12.31.2008 ThCh$

Beginning balance	118,644,649	79,496,119
Provision	8,713,465	47,155,117
Write-off	-	(8,006,587)
Movement subtotals	8,713,465	39,148,530
Ending balance	127,358,114	118,644,649

Income related to non-current trade receivables, which are received in a deferred manner, are treated as stated in the deferred income note.

8. Investment in associates

Associated companies as well as the Company’s shares of their summary financial information for 2009 and 2008 are detailed as follows:

Taxpayer number	Name	Investment balance	Participation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary revenues	Ordinary expenses	Profit

96,895,220-k	Atento Chile S.A.	5,187,762	28.84	6,212,304	1,431,081	2,420,556	5,222,829	1,750,548	2,304,832	(554,284)

Taxpayer number	Name	Investment balance	Participation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary revenues	Ordinary expenses	Profit

96,895,220-k	Atento Chile S.A.	5,739,831	28.84	6,662,274	1695,179	2,320,122	6,037,331	14,979,872	13,427,677	1,552,194

In 2009 and 2008, the Company maintains investment in associated company Atento Chile S.A. with 28.84% participation. The country of origin is Chile, its functional currency is the Chilean peso and its main activity is “Call Center Services”.

8. Investment in associates, continued

The movement of participations in associated companies during 2009 and 2008 is detailed as follows:

	03.31.2009	12.31.2008
Movements	Atento Chile S.A.	Atento Chile S.A.
	ThCh$	ThCh$

Beginning balance	5,739,831	4,449,217
Participation in common profits	(554,284)	1,552,194
Dividends received	-	(433,661)
Other increase/ (decrease)	2,215	172,081

Movement subtotal	(552,069)	1,290,614

Ending balance	5,187,762	5,739,831

9. Goodwill

Goodwill movement for 2009 and 2008 is detailed as follows:

Taxpayer number	Company	12.31.2008	Additions	Eliminations	03.31.2009
		ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	16,045,361	-	-	16,045,361
96,811,570-7	Instituto Telefónica Chile S.A.	38,923	-	-	38,923
96,834,320-3	Telefónica Internet Empresas S.A.	620,232	-	-	620,232

	Total	16,704,516	-	-	16,704,516

Taxpayer	Company	12.31.2007	Additions	Eliminations	12.31.2008
number		ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	16,045,361	-	-	16,045,361
96,811,570-7	Instituto Telefónica Chile S.A.	38,923	-	-	38,923
96,834,320-3	Telefónica Internet Empresas S.A.	620,232	-	-	620,232

	Total	16,704,516	-	-	16,704,516

In accordance with the calculation of impairment performed by Management, as of 2009 and 2008 year-end there has been no need to make significant adjustments to goodwill since the recoverable value is greater than the book value in all cases.

10. Intangibles

Intangible assets for 2009 and 2008 are detailed as follows:

Description	03.31.2009			12.31.2008

	Gross	Accumulated	Net	Gross	Accumulated	Net
	intangible	amortization	intangible	intangible	amortization	intangible
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Development costs	23,280	-	23,280	-	-	-
Licenses (software)	119,487,108	(102,442,179)	17,044,929	118,019,057	(98,930,876)	19,088,181
Underwater cable rights	21,832,500	(8,940,629)	12,891,871	17,041,652	(3,785,906)	13,255,746

Total	141,342,888	(111,382,808)	29,960,080	135,060,709	(102,716,782)	32,343,927

Movement of intangible assets for 2009 and 2008 is detailed as follows:

Movements as of March 31, 2009	Development costs,	Licenses	Underwater cable	Total
	net	(software), net	rights, net	intangibles, net
	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	-	19,088,181	13,255,746	32,343,927
Additions	23,280	-	-	23,280
Amortization	-	(3,502,528)	(363,875)	(3,866,403)
Other increases/ (decreases)	-	1,459,276	-	1,459,276

Movements, subtotal	23,280	(2,043,252)	(363,875)	(2,383,847)

Ending balance	23,280	17,044,929	12,891,871	29,960,080

Movements as of December 31, 2008	Development costs,	Licenses	Underwater cable	Total
	net	(software), net	rights, net	intangibles, net
	TchCh$	ThCh$	ThCh$	ThCh$

Beginning balance	-	25,945,917	14,368,089	40,314,006
Additions	-	10,660,790	-	10,660,790
Amortization	-	(17,518,526)	(1,112,343)	(18,630,869)

Movements, subtotal	-	(6,857,736)	(1,112,343)	(7,970,079)

Ending balance	-	19,088,181	13,255,746	32,343,927

Licenses correspond to software licenses, which are obtained through non-renewable contracts, Therefore, the Company has defined that they have definite useful lives of 3 years.

Intangible assets are amortized using the straight-line method over their estimated useful lives. Amortization for each period is recognized in the statement of income under “Depreciation and Amortization”. Intangible assets are subjected to impairment each time there are indications of a potential loss of value. In the financial statements for 2009 and 2008 no impairment has been recognized.

In the “Additions” column, the main additions for 2009 and 2008 correspond to investments in information applications.

11. Property, plant and equipment

Property, plant and equipment items for 2009 and 2008 and their corresponding accumulated depreciation are detailed as follows:

Concept	03.31.2009			12.31.2008

	Gross	Accumulated depreciation	Net property,	Gross		Net property,
	property, plant		plant &	property, plant	Accumulated	plant
	and equipment		equipment	and equipment	depreciation	andequipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Construction in progress	111,708,871	-	111,708,871	89,191,982	-	89,191,982
Land	23,251,512	-	23,251,512	23,150,505	-	23,150,505
Buildings	703,514,350	(354,620,176)	348,894,174	702,347,554	(348,691,682)	353,655,872
Plant and equipment	2,492,114,974	(1,987,966,522)	504,148,452	2,610,651,306	(2,073,352,304)	537,299,002
Information technology equipment	71,372,324	(67,066,467)	4,305,857	71,370,615	(66,349,059)	5,021,556
Fixed installations and accessories	27,370,328	(26,006,409)	1,363,919	29,076,625	(26,460,955)	2,615,670
Motor vehicles	598,678	(415,107)	183,571	598,678	(407,213)	191,465
Leasehold improvements	1,512,587	(1,096,148)	416,439	1,512,586	(1,062,070)	450,516

Totales	3,431,443,624	(2,437,170,829)	994,272,795	3,527,899,851	(2,516,323,283)	1,011,576,568

11. Property, plant and equipment, continued

Movements of property, plant and equipment items for 2009 are detailed as follows:

	Construction in	Land	Buildings,	Plant and	Information	Fixed	Motor	Leasehold	Property,
	progress		net	equipment,	technology	installations	vehicles,	improvements,	plant and
Movement				net	equipment,	and	net	net	equipment,
					net	accessories,			net
						net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	89,191,982	23,150,505	353,655,872	537,299,002	5,021,556	2,615,670	191,465	450,516	1,011,576,568
Additions	20,670,883	-	-	-	-	-	-	-	20,670,883
Transfers from assets of disposal group classified as
held for sale	-	-	-	-	-	-	-	-	-
Withdrawals	-	(46,824)	(68,809)	(1,094,685)	-	-	-	-	(1,210,318)
Depreciation expense	-	-	(4,576,361)	(32,041,660)	(481,240)	(76,977)	(7,894)	(34,077)	(37,218,209)
Other increases/ (decreases)	1,846,006	147,831	(116,528)	(14,205)	(234,459)	(1,174,774)	-	-	453,871
Balance at March 31, 2009	111,708,871	23,251,512	348,894,174	504,148,452	4,305,857	1,363,919	183,571	416,439	994,272,795

Movements of property, plant and equipment items for 2008 are as follows:

	Construction in	Land	Buildings,	Plant and	Information	Fixed	Motor	Leasehold	Property,
	progress		net	equipment,	technology	installations	vehicles,	improvements,	plant and
Movement				net	equipment,	and	net	net	equipment,
					net	accessories,			net
						net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	83,157,667	24,355,712	363,113,966	552,597,677	3,804,020	964,651	166,777	120,077	1,028,280,547
Additions	147,989,087	-	-	-	-	-	-	-	147,989,087
Transfers from assets of disposal group classified as
held for sale	-	(1,429,874)	(776,401)	-	-	-	-	-	(2,206,275)
Withdrawals	-	(292,710)	(3,637,903)	(8,641,453)	(877,361)	(94,707)	-	-	(13,544,134)
Depreciation expense	-	-	(18,181,364)	(126,840,706)	(3,385,722)	(420,740)	(28,339)	(85,786)	(148,942,657)
Other increases/ (decreases)	(141,954,772)	517,377	13,137,574	120,183,484	5,480,619	2,166,466	53,027	416,225	-
Balance at December 31, 2008	89,191,982	23,150,505	353,655,872	537,299,002	5,021,556	2,615,670	191,465	450,516	1,011,576,568

11. Property, plant and equipment, continued

The value of tangible assets originating from net financial leases amounts to ThCh$1,937,420 and ThCh$1,933,209, and is recorded in the buildings category for 2009 and 2008, respectively.

Other decreases correspond to transfers from assets under construction to property, plant and equipment.

The net amount of property, Plant and Equipment items which are temporarily out of service as of March 31, 2009 and 2008 is not significant.

The Company does not keep assets that are not in use other than those classified as held for sale.

During the normal course of its operations the Company monitors both new and existing assets and their depreciation rates, aligning them to technological evolution and development of the markets in which it competes.

12. Income tax

a) General information

As of March 31, 2009 and 2008 the parent company has established a first category (corporate) income tax provision, since it has a positive taxable base of ThCh$ 31,710,906 and ThCh$ 31,234,805, respectively.

The above figures correspond to income of the parent company which has a positive taxable base of ThCh$22,352,471 and subsidiaries in the amount of ThCh$ 9,358,435, for March 2009; and ThCh$ 18,451,919 and ThCh$ 12,782,886 respectively, for March 2008.

As of March 31, 2009 and December 31, 2008, the tax losses accumulated by subsidiaries amount to ThCh$ 28,496,123 and ThCh$ 24,534,879 respectively.

According to current legislation, tax years subject to possible review by the fiscal authority, contemplate for most of the taxes to which the Company’s operations are subject to, transactions generated from 2006 to date.

During the course of its normal operations, the Company is subject to the regulations and supervision of the Chilean Internal Revenue Service, which could cause differences to arise in the application of tax determination criteria. Management estimates, on the basis of information available to date, that there are no significant additional liabilities that have not been recorded for this concept in the financial statements.

The Companies of the group with a positive balance in the Retained Taxable Earnings Registry and their associated credits are detailed as follows:

	Taxable net	Taxable net	Taxable net	Taxable net	Taxable net	Total credit
	income with	income with	income with	income with	income
Subsidiaries	credit	credit	credit	credit	without credit

	15%	16%	16.5%	17%
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,563,759	971,330	695,362	131,266,880	2,106,269	27,660,800
Telefónica Empresas Chile S.A.	-	-	54	36,174,139	263,276	7,409,163
Telefónica Gestión de Servicios
Compartidos Chile S.A.	-	-	-	493,750	972	101,129
Telefónica Chile S.A.	114		6,675,243	267,802,180	24,292,353	56,170,050

Total	2,563,873	971,330	7,370,659	435,736,949	26,662,870	91,341,142

12. Income tax, continued

b) Deferred taxes

As of March 31, 2009 and December 31, 2008, accumulated balances of temporary differences generated net deferred tax liabilities in the amount of ThCh$ 62,468,961 and ThCh$ 60,728,445, respectively, detailed as follows:

	03.31.2009		12.31.2008

Concepts	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	21,607,435	-	19,428,286	-
Vacation provision	679,328	-	1,493,407	-
Amortization IRUS (1)	1,115,832	92,561,739	-	92,822,682
Staff severance indemnities	306,937	316,581	-	2,425,168
Tax loss carry-forward	4,844,341	-	4,170,929	-
Deferred revenues	469,055	-	-	-
Other events	2,454,325	1,067,894	9,426,783	-

Total	31,477,253	93,946,214	34,519,405	95,247,850

(1) During the 2009 period, the financial useful life of the IRU underwater cable was modified, which caused the net financial value to be lower than the tax value.

c) Income tax reconciliation

For years ended March 31, 2009 and 2008 the reconciliation of taxes starting with profit before taxes is detailed as follows:

	03.31.2009		03.31.2008

Concepts	Taxable base	Tax rate 17%	Taxable base	Tax rate 17%
	ThCh$	ThCh$	ThCh$	ThCh$

Profit before taxes	15,086,029	2,564,625	10,264,444	1,744,955

Permanent differences	5,605,050	952,859	(7,426,877)	(1,262,569)

Price-level restatement of equity	-	-	(3,307,467)	(562,269)
Price-level restatement of investments	-	-	(1,054,826)	(179,320)
Income from investments in related companies	554,284	94,229	(458,558)	(77,955)
Resolution of prior year uncertainties (2)	1,784,795	303,415	(1,362,259)	(231,584)
Prior year income tax deficit/(surplus)	-	-	(290,621)	(49,406)
Single article 21 tax adjustment	-	-	30,200	5,134
Other (3)	3,265,971	555,215	(983,346)	(167,169)

Total tax expense of companies		3,517,484		482,386

Breakdown of current/deferred expense
Income Tax 17%		5,390,854		5,309,917
35% Single Tax				5,134
Prior current year deficit/(surplus)		-		(49,406)

Total income tax expense		5,390,854		5,265,645
Total deferred income tax expense/(revenue)		(1,873,370)		(4,783,259)

Effective rate		23.3%		4.7%

(2) Adjustments corresponding to the differences between the values used for the purpose of estimating deferred taxes and values according to final balance sheets.
(3) The ‘Other’ item includes adjustments for the concept of fines, 6% property, plant and equipment credit, and provisions for fines, among others.

13. Derivative financial instruments

The composition of derivative financial instruments for 2009 and 2008 is detailed as follows:

	03.31.2009				12.31.2008

	Assets		Liabilities		Assets		Liabilities

Concepts		Non-		Non-		Non-		Non-
	Current	current	Current	current	Current	current	Current	current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Hedge, cash flows derivatives	73,129	-	2,133,728	-	66,928	-	2,658,139	-
Micro-hedge, fair value hedge	1,860,660	27,131,114	14,930,541	4,628,876	3,299,054	36,963,243	3,595,562	470,129

Total	1,933,789	27,131,114	17,064,269	4,628,876	3,365,982	36,963,243	6,253,701	470,129

14. Cash and cash equivalents

The composition of cash and cash equivalents for 2009 and 2008 is detailed as follows:

Concepts	03.31.2009	12.31.2008

	ThCh$	ThCh$

Cash (a)	14,423,746	11,089,444
Time deposits (b)	59,719,792	50,928,621
Public offer promissory notes (c)	7,883,046	9,537,310

Total	82,026,584	71,555,375

a) Cash

Cash corresponds to money held in cash and bank accounts; the book value is the same as the fair value.

b) Time deposits

Time deposits, with original expiration in less than three months, are recorded at fair value and detailed, for 2009 and 2008, and detailed as follows:

			Original			Local	Accrued
			currency	Annual		currency	interest local
Placement	Entity	Currency	principal	rate	Maturity	principal	currency	03.31.2009
			(thousands)%			ThCh$	ThCh$	ThCh$

Feb-16-09	SANTANDER	CLP	2,000,000	0.38	Apr-30-09	2,000,000	10,893	2,010,893
Feb-17-09	CORPBANCA	CLP	800,000	0.40	Apr-30-09	800,000	4,480	804,480
Mar-05-09	SANTANDER	CLP	7,000,000	0.34	Apr-.30-09	7,000,000	20,627	7,020,627
Mar-09-09	BANCO ESTADO	CLP	6,400,000	0.24	Apr-30-09	6,400,000	11,264	6,411,264
Mar-10-09	BBVA	CLP	3,400,000	0.24	May-12-09	3,400,000	5,712	3,405,712
Mar-11-09	ITAU	CLP	4,800,000	0.24	Apr-17-09	4,800,000	7,680	4,807,680
Mar-12-09	BBVA	CLP	4,200,000	0.22	Apr-20-09	4,200,000	5,852	4,205,852
Mar-13-09	BCI	CLP	3,700,000	0.19	Apr-13-09	3,700,000	4,218	3,704,218
Mar-18-09	BCI	CLP	2,300,000	0.20	Apr-01-09	2,300,000	1,993	2,301,993
Mar-20-09	BANCO CHILE	CLP	4,300,000	0.22	Apr-30-09	4,300,000	3,469	4,303,469
Mar-20-09	CORPBANCA	CLP	3,000,000	0.23	Apr-30-09	3,000,000	2,530	3,002,530
Mar-23-09	SECURITY	CLP	2,000,000	0.19	Apr-07-09	2,000,000	1,013	2,001,013
Mar-26-09	SANTANDER	CLP	8,637,000	0.18	Apr-09-09	8,637,000	2,591	8,639,591
Mar-31-09	CORPBANCA	CLP	5,200,000	0.18	Apr-08-09	5,200,000	-	5,200,000
Ma-31r-09	SANTANDER	EUR	1,802	0.54	Apr-24-09	1,396,934	-	1,396,934
Mar-11-09	BCI	USD	71	0.95	Apr-13-09	41,349	22	41,371
Mar-11-09	BCI	CLP	103,327	0.25	Apr-13-09	103,327	172	103,499
Mar-03-09	BCI	UF	17	2.50	Jun-02-09	357,747	919	358,666

	Total					59,636,357	83,435	59,719,792

14. Cash and cash equivalents, continued

b) Time deposits, continued

Placement	Entity	Currency	Original currency principal (thousands)	Annual rate %	Maturity	Local currency principals ThCh$	Accrued interest local currency ThCh$	12.31.2008 ThCh$

Dec-01-08	SANTANDER	CLP	3,500,000	1.21	Jan-20-09	6,200,000	45,879	6,245,879
Dec-02-08	SANTANDER	CLP	3,500,000	1.92	Feb-20-09	3,500,000	25,037	3,525,037
Dec-02-08	SANTANDER	CLP	2,000,000	1.92	Feb-20-09	2,000,000	14,307	2,014,307
Dec-03-08	BCI	CLP	3,000,000	1.80	Feb-16-09	3,000,000	20,720	3,020,720
Dec-03-08	BCI	CLP	2,300,000	1.85	Feb-18-09	2,300,000	15,885	2,315,885
Dec-04-08	BBVA	CLP	3,900,000	1.67	Feb-12-09	3,900,000	25,799	3,925,799
Dec-05-08	BANCO CHILE	CLP	2,450,000	0.70	Jan-05-09	2,450,000	14,863	2,464,863
Dec-09-08	BBVA	CLP	2,500,000	0.65	Jan-07-09	2,500,000	12,742	2,512,742
Dec-15-08	BCI	CLP	3,600,000	0.70	Jan-14-09	3,600,000	13,824	3,613,824
Dec-15-08	BANCO CHILE	CLP	600,000	0.69	Jan-14-09	600,000	2,272	602,272
Dec-16-08	BANK BOSTON	CLP	3,500,000	0.95	Jan-26-09	3,500,000	12,425	3,512,425
Dec-23-08	SANTANDER	CLP	4,500,000	2.22	Mar-23-09	4,500,000	8,880	4,508,880
Dec-24-08	BBVA	CLP	2,900,000	0.44	Jan-12-09	2,900,000	5,007	2,905,007
Dec-24-08	BCI	CLP	3,000,000	0.36	Jan-12-09	3,000,000	4,200	3,004,200
Dec-24-08	SANTANDER	CLP	1,300,000	0.39	Jan-12-09	1,300,000	1,972	1,301,972
Dec-30-08	BCI	CLP	600,000	0.12	Jan-06-09	600,000	120	600,120
Dec-30-08	BBVA	CLP	3,200,000	0.94	Feb-09-09	3,200,000	768	3,200,768
Dec-30-08	BANCO CHILE	CLP	700,000	0.68	Jan-29-09	700,000	163	700,163
Dec-02-08	BCI	UF	17	0.63	Mar-03-09	363,857	733	364,590
Dec-10-08	BCI	CLP	101,511	0.06	Jan-09-09	101,511	512	102,023
Dec-10-08	BCI	USD	71	0.20	Jan-09-09	44,927	64	44,991
Dec-31-08	CITIBANK NY	USD	695	1.21	Jan-02-09	442,154	-	442,154

	Total					50,702,449	226,172	50,928,621

14. Cash and cash equivalents, continued

c) Public offer promissory notes

Public offer promissory notes corresponding to financial instruments issued by the State are recorded at fair value and for 2009 and 2008 are detailed as follows:

Code	Dates		Counterpart	Original currency	Subscription value ThCh$	Annual rate %	Final value	Instrument identification	Accounting value 2008
	Beginning	Ending

CRV	Mar-30-09	Abr-06-09	ITAU	CLP	3,800,000	0.17	3,800,215	BCU0500910	3,800,215
CRV	Mar-30-09	Abr-02-09	BCI	USD	2,165,553	0.10	2,165,559	BCU0300528	2,165,559
CRV	Mar-30-09	Abr-02-09	BCI	USD	1,917,267	0.10	1,917,272	BCU0300510	1,917,272

			Total		7,882,820		7,883,046		7,883,046

Code	Dates		Counterpart	Original currency	Subscription value ThCh$	Annual rate %	Final value	Instrument identification	Accounting value 2008
	Beginning	Ending

CRV	Dec-22-08	Jan-05-09	HSBC	CLP	3,400,000	0.27	3,406,426	BCU0300510	3,406,426
CRV	Dec-30-08	Jan-06-09	HSBC	USD	3,455,924	0.01	3,455,962	BCU0500910	3,455,962
BCP0600109	Dec-05-08	Jan-02-09	Banco Central	CLP	2,674,922	0.45	2,674,922	BCP0600109	2,674,922

			Total		9,530,846		9,537,310		9,537,310

15. Marketable financial investments

Financial assets at fair value with changes in incomes	03.31.2009	12.31.2008

	ThCh$	ThCh$

Financial assets at fair value with changes in incomes	23,989,821	13,228,981

Total	23,989,821	13,228,981

Marketable financial investments correspond to time deposits due in over three months and Central Bank promissory notes. These investments are valued at fair value with an effect on income.

As of March 31, 2009 and December 31, 2008, they are detailed as follows:

Instrument	Date		Par value ThCh$	Accounting value		Market value ThCh$	Instrument ThCh$

	Purchase	Maturity		ThCh$	Rate

BCP0800709	Jul-14-08	Jul-01-09	1,000,000	1,033,874	8.00%	19,556	1,033,874
BCP0800709	Sep-25-08	Jul-01-09	740,000	765,067	8.00%	14,471	765,067
BCP0600809	Sep-26-08	Aug-03-09	1,000,000	1,021,638	6.00%	5,498	1,021,638
PDBC080609	Sep-24-08	Jun-08-09	2,358,986	2,462,140	7.48%	103,154	2,462,140
BCP0600809	Dec-03-08	Aug-04-09	2,500,000	2,554,095	8.37%	17,593	2,554,095
BANCO CHILE	Jan-06-09	Apr-20-09	7,600,000	7,742,576	0.67%	142,576	7,742,576
BANCO CHILE	Jan-07-09	Apr-13-09	4,900,000	4,985,407	0.63%	85,407	4,985,407
SANTANDER	Feb-11-09	Aug-10-09	3,400,000	3,425,024	0.46%	25,024	3,425,024

	Total		23,498,986	23,989,821		413,279	23,989,821

Instrument	Date		Par value ThCh$	Accounting value		Market value ThCh$	Instrument ThCh$

	Purchase	Maturity		ThCh$	Rate

BCP0600109	Sep-03-08	Jan-02-09	2,500,000	2,574,183	6.00%	74,592	2,574,183
BCP0600109	Sep-26-08	Jan-02-09	72,100	72,077	6.00%	2,151	72,077
BCP0800709	Jul-14-08	Jul-01-09	1,000,000	1,044,021	8.00%	39,783	1,044,021
BCP0800709	Sep-25-08	Jul-01-09	769,600	772,575	8.00%	30,617	772,575
BCP0600809	Sep-26-08	Aug-03-09	1,040,000	1,019,967	6.00%	25,774	1,019,967
BCP0600809	Dec-03-08	Aug-03-09	2,500,000	2,552,145	6.00%	61,957	2,552,145
PDBC020209	Oct-09-08	Feb-02-09	2,734,108	2,781,255	7.48%	47,147	2,781,255
PDBC080609	Sep-24-08	Jun-08-09	2,358,986	2,412,758	8.37%	53,772	2,412,758

	Total		12,974,794	13,228,981		335,793	13,228,981

For the periods ended March 31, 2009 and December 31, 2008 the effect on income is ThCh$ 413,279 and ThCh$ 335,793, respectively,

16. Accounts receivable from and payable to related entities

a) Receivables for transactions of sales are detailed as follows:

Name	Taxpayer number	Nature of the relationship	03.31.2009 ThCh$ Current	12.31.2008 ThCh$ Current

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Relationship with parent co.	49,708	42,806
Telefónica Móviles Chile S.A.	87,845,500-2	Relationship with parent co.	5,996,707	8,111,836
Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	2,499	22,136
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Relationship with parent co.	22,424	22,136
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Relationship with parent co.	267,403	396,609
Terra Networks Chile S.A.	96,834,230-4	Relationship with parent co.	386,818	353,783
Atento Chile S.A.	96,895,220-k	Associate	807,928	527,937
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Relationship with parent co.	1,187,610	923,581
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Relationship with parent co.	187,517	146,837
Atento Colombia S.A.	Foreign	Relationship with parent co.	36,534	35,930
Colombia Telecomunicaciones S.A.E.S.P.(Telecom.)	Foreign	Relationship with parent co.	465,424	338,853
Otecel S.A.	Foreign	Relationship with parent co.	40,597	103,341
Telefónica Argentina	Foreign	Relationship with parent co.	2,521,581	3,653,283
Telefónica Data Corp	Foreign	Relationship with parent co.	33,629	33,629
Telefónica USA Inc.	Foreign	Relationship with parent co.	59,897	56,231
Telefónica de España	Foreign	Relationship with parent co.	2,661,443	2,531,621
T. Factoring	Foreign	Relationship with parent co.	474,294	-
T. Perú	Foreign	Relationship with parent co.	2,703,894	3,292,271
T. Internacional S.A.U. - España	Foreign	Relationship with parent co.	414,945	408,212
T. Móviles de Argentina	Foreign	Relationship with parent co.	43,088	43,088
T. Móviles de Colombia	Foreign	Relationship with parent co.	779	852
T. Móviles El Salvador	Foreign	Relationship with parent co.	1,966	840
T. Móviles Guatemala	Foreign	Relationship with parent co.	14,930	13,375
T,Sol,Inf,Com,España	Foreign	Relationship with parent co,	1,522,632	1,522,632
Telcel Venezuela	Foreign	Relationship with parent co.	5,200,891	5,191,572
Telefónica Celular De Nicaragua	Foreign	Relationship with parent co.	215	-
Telefónica I + D - España	Foreign	Relationship with parent co.	80,531	115,369
Telefónica Multimedia S.A.C. Peru	Foreign	Relationship with parent co.	83,261	90,065
Telefónica S.A.	Foreign	Relationship with parent co.	180,976	124,039
Telecomunicaciones Sao Paulo	Foreign	Relationship with parent co.	83,749	88,323
Terra Brasil	Foreign	Relationship with parent co.	17,236	17,236
TIWS España	Foreign	Relationship with parent co.	83,210	83,210
TLD Puerto Rico	Foreign	Relationship with parent co.	5,157	10,164

Total			25,639,473	28,301,797

16. Accounts receivable from and payable to related entities, continued

b) Payables for transactions of purchase are detailed as follows:

Name	Taxpayer number	Nature of the relationship	03.31.2009 ThCh$ Current	12.31.2008 ThCh$ Current

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Relationship with parent co.	55,359	112,000
Telefónica Móviles Chile S.A	87,845,500-2	Relationship with parent co.	10,873,637	10,956,223
Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	731,787	439,956
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Relationship with parent co.	123,422	94,590
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Relationship with parent co.	237,753	189,570
Terra Networks Chile S.A.	96,834,230-4	Relationship with parent co.	3,185,638	3,152,262
Atento Chile S.A.	96,895,220-k	Associate	5,255,315	3,912,051
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Relationship with parent co.	9,751,844	8,834,478
Colombia Telecomunicaciones S.A.E.S.P.(Telecom.)	Foreign	Relationship with parent co.	343,066	296,803
Media Networks Perú	Foreign	Relationship with parent co.	15,106	7,489
Otecel S.A.	Foreign	Relationship with parent co.	-	18,372
Telefónica Argentina	Foreign	Relationship with parent co.	2,165,174	2,599,853
Telefónica de España	Foreign	Relationship with parent co.	1,286,223	1,125,292
T. Perú	Foreign	Relationship with parent co.	1,801,520	2,105,468
T. Gestiona España	Foreign	Relationship with parent co.	-	137
T. Gestiona Perú	Foreign	Relationship with parent co.	1,895	-
T. Móviles El Salvador	Foreign	Relationship with parent co.	67,493	64,990
T. Móviles Guatemala	Foreign	Relationship with parent co.	-	38,444
T. Servicios Audiovisuales	Foreign	Relationship with parent co.	3,435	-
Telcel Venezuela	Foreign	Relationship with parent co.	10,331	76,814
Telefónica Usa Inc.	Foreign	Relationship with parent co.	-	3,829
Televisión Federal Telefe - Argentina	Foreign	Relationship with parent co.	29,243	14,260
Telefónica Gestión Servicios Compartidos Perú	Foreign	Relationship with parent co.	-	2,068
Telefónica I + D – España	Foreign	Relationship with parent co.	1,378,469	2,016,069
Telefónica Internacional	Foreign	Relationship with parent co.	-	178,772
Telefónica Multimedia S.A.C. Perú	Foreign	Relationship with parent co.	1,268,071	708,939
Telefónica S.A.	Foreign	Relationship with parent co.	631,642	597,576
Telefónica Serv. De Música -España	Foreign	Relationship with parent co.	181,069	113,510
Telecomunicaciones Sao Paulo	Foreign	Relationship with parent co.	2,383,233	2,580,330
Tevefe	Foreign	Relationship with parent co.	17,043	18,360
TLD Puerto Rico	Foreign	Relationship with parent co.	73,567	18,109

Total			41,871,335	40,276,614

16. Accounts receivable from and payable to related entities, continued

c) Transactions are detailed as follows:

Company	Taxpayer number	Nature of the relationship	Transaction description	03.31.2009 ThCh$	03.31.2008 ThCh$

Atento Chile	96,895,220-k	Associate	Sale	305,704	435,160
			Costs	(5,388,886)	(6,166,779)
Telefónica Ingeniería Seguridad	59,083,900-0	Relationship with parent co.	Sale	17,290	2,628
			Costs	-	(9,296)
Telefónica Móviles Chile S.A.	87,845,500-2	Relationship with parent co.	Sale	5,965,712	4,724,657
			Costs	(8,334,045)	(10,059,692)
Terra Networks Chile S.A.	93,834,230-4	Relationship with parent co.	Sale	207,788	290,088
			Costs	(1,826,561)	(2,345,398)
Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	Sale	2,499	2,320
			Costs	(159,763)	(109,167)
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Relationship with parent co.	Sale	10,512	15,651
			Costs	(213,554)	(29,504)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Relationship with parent co.	Sale	396,350	379,939
			Costs	-	(743,100)
TIWS Chile	96,910,730-9	Relationship with parent co.	Sale	385,484	276,258
			Costs	(3,717,167)	(2,654,086)
			Financial expenses	(32,350)	(22,877)
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Relationship with parent co.	Sale	39,204	38,282
Atento Colombia	Foreign	Relationship with parent co.	Sale	508	1,452
Hispasat	Foreign	Relationship with parent co.	Costs	(129,986)	-
Media Network Latam Sac	Foreign	Relationship with parent co.	Costs	(5,040)	-
Otecel.S.A.	Foreign	Relationship with parent co.	Sale	38,383	53,264
			Costs	(10,114)	(7,796)
Telefónica Argentina	Foreign	Relationship with parent co.	Sale	676,610	531,988
			Costs	(1,021,749)	(825,378)
T. Móviles Guatemala	Foreign	Relationship with parent co.	Sale	2,628	3,301
			Costs	-	(6,385)
T. España	Foreign	Relationship with parent co.	Sale	285,562	185,767
			Costs	(216,264)	(125,377)
T. I+D España	Foreign	Relationship with parent co.	Costs	(47,141)	-
T. Internacional	Foreign	Relationship with parent co.	Sale	-	5,092
T. El Salvador Hold	Foreign	Relationship with parent co.	Sale	1,194	438
			Costs	(26,469)	(9,322)
T. Multimedia Sac Peru	Foreign	Relationship with parent co.	Costs	(488,223)	(249,346)
T. Peru	Foreign	Relationship with parent co.	Sale	609,527	396,251
			Costs	(191,593)	(265,937)
T. Servicios De Musica	Foreign	Relationship with parent co.	Costs	(86,928)	(176,300)
T. Telecom. Colombia	Foreign	Relationship with parent co.	Sale	172,986	17,817
			Costs	(32,655)	(11,100)
Telefónica Usa Inc,	Foreign	Relationship with parent co.	Sale	3,076	2,880
Telcel Venezuela	Foreign	Relationship with parent co.	Sale	408,326	840,907
		Relationship with parent co.	Costs	(6,737)	(18,809)
Televisión Federal Telefe - Argentina	Foreign	Relationship with parent co.	Costs	(11,020)	(15,760)
Telefonica S,A,	Foreign	Relationship with parent co.	Costs	(61,756)	(147,411)
Telesp Fija	Foreign	Relationship with parent co.	Sale	43,925	33,876
			Costs	(482,913)	(137,918)
Terra Peru	Foreign	Relationship with parent co.	Costs	-	(2,332)
Tevefe Comercializacion	Foreign	Relationship with parent co.	Costs	(142)	-
Tiws America	Foreign	Relationship with parent co.	Costs	-	(323,257)
Tld Puerto Rico	Foreign	Relationship with parent co.	Sale	4,976	25,091
			Costs	(31,800)	(14,872)

Article 89 of the Corporations Law requires that a company’s transactions with related companies (defined as entities belonging to the same group of companies) be on similar terms as those normally prevailing in the market.

16. Accounts receivable from and payable to related entities, continued

d) Transactions, continued

There have been charges and credits to current accounts in the accounts receivable of companies due to billing for sale of materials, equipment and services.

The conditions of the Mercantile Current Account and Mandate are current and non-current respectively, accruing interest at a variable interest rate that adjusts to market conditions.

Sales and service rendering expire in the short-term (less than one year) and the expiration conditions for each case vary by virtue of the transaction that generates them

e) Remuneration and benefits received by the Company’s key employees are detailed as follows:

Remunerations received by key management employees	03.31.2009 ThCh$	03.31.2008 ThCh$

Salaries	2,923,867	3,575,981
Post employment benefits	130,647	231,305

Total	3,054,514	3,807,286

17. Inventory

Concepts	03.31.2009 ThCh$	12.31.2008 ThCh$

Merchandise	8,820,083	9,639,875
Allowance for obsolescence	(2,889,414)	(2,719,640)

Total	5,930,669	6,920,235

18. Assets of disposal group classified as held for sale

Assets of disposal group classified as held for sale correspond to land and buildings that have been destined for sale in accordance with the Company’s rationalization program for 2009. For 2009 and 2008, this is detailed as follows:

Assets of disposal group classified as held for sale	03.31.2009 ThCh$	12.31.2008 ThCh$

Land	776,401	776,401
Buildings	1,429,874	1,429,874

Total	2,206,275	2,206,275

19. Equity

a) Capital:

As of March 31, 2009 and 2008, the Company’s paid-in capital is detailed as follows :

Number of shares

Series	Number of shares subscribed	Number of shares paid	Number of shares with voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Capital

Series	Subscribed capital ThCh$	Paid-in capital ThCh$

A	861,275,940	861,275,940
B	81,951,362	81,951,362

b) Distribution of shareholders

As established in Circular No. 792 issued by the Superintendency of Securities and Insurance of Chile, the distribution of shareholders based on their participation in the Company as of March 31, 2009 is detailed as follows:

Type of shareholder	Participation percentage %	Number of shareholders

Participation of 10% or more	98.383871	3
Less than 10% participation:
Investment equal to or exceeding UF 200	0 956629	365
Investment under UF 200	0.659500	9,447

Total	100	9,815

Company controller	98.38	3

The Extraordinary Shareholders’ Meeting held on October 7, 2008, in relation to the Takeover Bid (OPA) (“Oferta Pública de Adquisición de Acciones”) of Compañía de Telecomunicaciones de Chile S.A. rejected modification of the Company’s bylaws and requested elimination of the restrictions and references in accordance with Title XII of Decree Law No. 3,500, which refers among other things to maximum permitted concentration of 45%.

19. Equity, continued

b) Distribution of shareholders, continued

On October 11, 2008, the Company’s Board of Directors, accepting the petition of shareholders AFP Capital S.A., AFP Cuprum S.A. and AFP Provida, holders of over 10% of the shares, and within the process of the Takeover Bid (OPA) made by Inversiones Telefónica Internacional Holding Ltda., subsidiary of Telefónica S.A. (Spain), agreed to call an Extraordinary Shareholders’ Meeting.

On October 28, 2008, the Extraordinary Shareholders’ Meeting approved modification of the Company bylaws with the restrictions and references mentioned in the first paragraph, with this allowing Inversiones Telefónica Internacional Holding Ltda. to acquire 51.85% of the shares of Telefónica Chile S.A..

As of March 31, 2008, Telefónica S.A (Spain), through its subsidiaries Inversiones Telefónica Internacional Holding Ltda. and Telefónica Internacional Chile S.A., holders of 51.85% and 44.9%, respectively, has indirectly become owners of 96.75% of the Company’s shareholders’ equity.

c) Dividends

i) Dividends policy

In accordance with Law No. 18,046, unless a different agreement is adopted unanimously at the Shareholders’ Meeting, when there is net income, at least 30% of it must be distributed as dividends.

At the Ordinary Shareholders’ Meeting held on April 14, 2005, considering the cash situation, the projected investment levels and solid financial indicators, the dividends policy stated at the Ordinary Shareholders’ Meeting of April 2004 was modified, and the shareholders agreed to distribute 100% of net income generated during the respective year through an interim dividend in November of each year and a final dividend in May of the following year.

ii) Capital decrease and dividends distributed

On April 13, 2007, the Ordinary Shareholders’ Meeting approved payment of final dividend No. 173 in the amount of ThCh$ 12,866,433, equivalent to Ch$ 13.44234 per share, with a charge to 2006 profits. The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders’ Meeting held on April 13, 2007 approved modification of the Company’s bylaws in order to perform a capital decrease of ThCh$ 48,815,011 for the purpose of distributing additional cash to shareholders in 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay an interim dividend No. 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 with a charge to profit generated by the Company through September 30, 2007.

19. Equity, continued

c) Dividends, continued

ii) Capital decrease and dividends distributed, continued

On April 14, 2008, the Ordinary Shareholders’ Meeting approved payment of final dividend No. 175 in the amount of ThCh$ 5,050,016, equivalent to Ch$ 5.276058 per share, in respect of profit for 2007. The dividend was paid in May 2008.

Additionally, the Extraordinary Shareholders’ Meeting held on April 14, 2008 approved modification of the Company’s bylaws in order to decrease capital in the amount of ThCh$ 39,243,440, for the purpose of distributing additional cash to the shareholders in 2008. The capital distribution was equivalent to Ch$ 41 per share. The dividend was paid in June 2008.

On November 19, 2008, the Board of Directors agreed to pay interim dividend No. 176 of Ch$6 per share, equivalent to ThCh$ 5,742,943, with a charge to 2008 profit. The dividend was paid in December 2008.

d) Other reserves

Concepts	As of 12.31.2008 ThCh$	Movements, net ThCh$	As of 03.31.2009 ThCh$

Employee benefits reserve	(10,081,253)	-	(10,081,253)
Cash flows reserve	(1,683,880)	3,253,790	1,569,910
Others	-	2,216	2,216

Total	(11,765,133)	3,256,006	(8,509,127)

Nature and purpose of other reserves

Staff severance indemnities post employment benefits reserve

Corresponds to the amounts recorded in shareholders’ equity generated by the change in the actuarial hypotheses of the post employment benefits provision.

Cash flows reserve

Transactions designated as a forecasted hedge in a cash flows hedge are probable, and when the Company can initiate the transactions, that signifies that the Company has a positive intention and the ability to carry out the forecasted transaction. Forecasted transactions designated as our cash flow hedges continue to be of probable occurrence at the same time and in the same amounts as originally designated, or if not, the ineffectiveness has been measured and recorded as applicable.

19. Equity, continued

e) Minority interests

Minority interests corresponds to the recognition of the portion of shareholders’ equity and income of subsidiaries belonging to third parties. The years ended December 31, 2009 and 2008, respectively, are detailed as follows:

	Minority		Minority interests		Participation
Subsidiaries	Interest		in equity		in net income
	percentage				revenue/ (loss)
	2009	2008	2009	2008	2009	2008
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S,A,	0.10	0.10	194,475	188,922	5,920	7,892
Fundación Telefónica	50	50	(39,060)	(48,818)	9,757	(88,163)
Telefónica Gestión de Servicios
Compartidos Chile S,A,	0.001	0.001	12	8	(2)	1

Total			155,427	140,112	15,675	(80,270)

20. Profit per share

Profits per share are detailed as follows:

	03.31.2009	03.31.2008
Basic profit per share	ThCh$	ThCh$

Earning attributable to holders of instruments of participation in the net shareholders’
equity of the parent	11,568,545	9,782,059
Income available for common shareholders, basic	11,568,545	9,782,059
Weighted average number of shares, basic	957,157,085	957,157,085
Basic profit per share in thousands	0.0120	0.0102

Earning per share figures have been calculated dividing the respective income amount by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or other equity securities. Consequently, there are no potentially diluting effects on income per share.

21. Interest-bearing loans

	03.31.2009		12.31.2008

Interest-bearing loans	Current	Non-current	Current	Non-current
	ThCh $	ThCh $	ThCh $	ThCh $

Bank loans	117,668,100	249,075,149	128,357,903	266,756,643
Obligations without guarantees	2,376,021	71,386,523	1,681,627	72,981,753

Subtotal of interest-bearing loans	120,044,121	320,461,672	130,039,530	339,738,396

Financial leases	16,452	200,477	18,693	206,058

Financial lease subtotal	16,452	200,477	18,693	206,058

Total	120,060,573	320,662,149	130,058,223	339,944,454

Financial leases are included in the buildings category (see note on property, plant and equipment). The present value of minimum net long-term lease payments is ThCh$ 216,929 and ThCh$ 224,751 as of March 31, 2009 and December 31, 2008, respectively. Total imputable interest is ThCh$ 176,111.

Financing

On June 12, 2008, the Company renegotiated an international loan in the amount of US$ 150 million. The international bank loan has been structured as a “club deal”, with the participation of the following banks: Banco Santander, Banesto, Bank of Tokyo, BBVA, Caja Madrid, EDC and Rabobank. The funds were used to refinance a syndicated loan that was to mature in December 2008.

21. Interest-bearing loans, continued

The detail of interest bearing loans for 2009 and 2008 is as follows:

			As of March 31, 2009
		Short-										Amount of
	Total	term	Long-term portion								Type of debt	original	Interest rate	Expiration
		portion										principal
												lent
										2015 &
			Long-term	2009	2010	2011	2012	2013	2014	thereon

Long-term obligations including
current expirations:
Long-term obligations with banks::
												US$
CALYON, New York and others	116,554,528	116,554,528	-	116,554,528	-	-	-	-	-	-	Sindicated credit	200,000,000	Libor + 0.375	2009
												US$
BBVA Bancomer and others	87,549,133	142,962	87,406,171	142,962	-	87,406,171	-	-	-	-	Sindicated credit	150,000,000	Libor + 0.353	2011
												US$
BBVA Bancomer and others	87,263,587	103,376	87,160,211	103,376	-	-	-	87,160,211	-	-	Sindicated credit	150,000,000	Libor + 0.64	2013
Banco Santander	75,376,001	867,234	74,508,767	867,234	74,508,767	-	-	-	-	-	Bilateral credit	UF 3,555,000	TAB360 + 0.325	2010

Total long-term obligations with banks	366,743,249	117,668,100	249,075,149	117,668,100	74,508,767	87,406,171	-	87,160,211	-	-

Bonds :

Serie F	11,383,533	1,772,353	9,611,180	1,772,353	1,478,643	1,478,643	1,478,643	1,478,643	1,478,643	2,217,965	Local bond	UF 1,500,000	6.00%	2016
Serie L	62,379,011	603,668	61,775,343	603,668	-	-	61,775,343	-	-	-	Local bond	UF 3,000,000	3.75%	2012

Total bonds	73,762,544	2,376,021	71,386,523	2,376,021	1,478,643	1,478,643	63,253,986	1,478,643	1,478,643	2,217,965

Lease obligations::
Lease obligations	216,929	16,452	200,477	16,452	14,535	22,857	27,581	33,281	40,159	62,064	Leasing	-	8.10%	2016

Total	440,722,722	120,060,573	320,662,149

21. Interest-bearing loans, continued

			As of March 31, 2008
		Short-									Amount of
	Total	term	Long-term portion							Type of	original	Interest	Expiration
		portion								debt	principal	rate
											lent
									2015 &
			Long-term	2010	2011	2012	2013	2014	thereon

Long-term obligations including
current expirations:

Long-term obligations with banks::

										Sindicated	US$
CALYON, New York and others	127,228,913	127,228,913	-	-	-	-	-	-	-	credit	200,000,000	Libor + 0.35	2009
										Sindicated	US$
BBVA Bancomer and others	95,904,683	476,141	95,428,542	-	95,428,542	-	-	-	-	credit	150,000,000	Libor + 0.334	2011
										Sindicated	US$
BBVA Bancomer and others	95,338,062	260,986	95,077,076	-	-	-	95,077,076	-	-	credit	150,000,000	Libor + 0.60	2013
										Bilateral		TAB360 +
Banco Santander	76,642,888	391,863	76,251,025	76,251,025	-	-	-	-	-	credit	UF 3,555,000	0.325	2010

Total long-term obligations with banks	395,114,546	128,357,903	266,756,643	76,251,025	95,428,542	-	95,077,076	-	-

Bonds :

											UF
Serie F	11,475,504	1,640,913	9,834,591	1,513,014	1,513,014	1,513,014	1,513,014	1,513,014	2,269,521	Local bond	1,500,000	6.00%	2016
											UF
Serie L	63,187,876	40,714	63,147,162	-	-	63,147,162	-	-	-	Local bond	3,000,000	3.75%	2012

Total bonds	74,663,380	1,681,627	72,981,753	1,513,014	1,513,014	64,660,176	1,513,014	1,513,014	2,269,521

Lease obligations::

Lease obligations	224,751	18,693	206,058	21,656	25,088	29,065	33,672	39,009	57,568	Leasing	-	8.10%	2016

Total	470,002,677	130,058,223	339,944,454

22. Deferred revenue

	03.31.2009		12.31.2008
Deferred income	ThCh$		ThCh$

	Current	Non-current	Current	Non-current

Beginning balance	5,034,107	3,930,500	5,223,941	4,153,591
Endowments	2,920,951	-	16,968,004	51,242
Eliminations/applications	(2,565,533)	(51,950)	(17,157,838)	(274,333)

Movement subtotal	355,418	(51,950)	(189,834)	(223,091)

Ending balance	5,389,525	3,878,550	5,034,107	3,930,500

23. Employee benefits and expenses

a) Post employment benefits

Post employment benefits for 2009 and 2008 are detailed as follows:

Post employment benefits	03.31.2009	12.31.2008
	ThCh$	ThCh$

Current amount of liability recognized for termination benefits	3,542,422	2,898,105
Non-current amount of liability recognized for termination benefits	42,426,977	42,464,712

Total	45,969,399	45,362,817

Post employment provision movements for 2009 and 2008 are detailed as follows:

Movements	03.31.2009	12.31.2008
	ThCh$	ThCh$

Beginning balance	45,362,817	32,835,455
Service costs	249,891	6,336,444
Interest costs	535,916	1,579,385
Actuarial (profits)/ losses	253,877	8,015,393
Benefits paid	(433,102)	(3,403,860)

Movement subtotal	45,969,399	45,362,817

Actuarial assumptions used for 2009 and 2008 are detailed as follows:

Actuarial hypotheses used	03.31.2009	12.31.2008

Discount rate	4.81%	4.81%
Expected salary increase rate	1.50%	1.50%
Mortality table	RV-2004	RV-2004
Turnover rate	5.46%	5.46%

“Post employment benefits” are calculated by an external qualified actuary, using market variables and estimations in accordance with actuarial calculation methodology.

23. Employee benefits and expenses, continued

b) Employee expenses

Employee expenses	03.31.2009	03.31.2008
	ThCh$	ThCh$

Wages and salaries	22,710,766	21,124,414
Post employment benefit obligations expense	1,039,684	1,046,196

Total employee benefits	23,750,450	22,170,610

24. Trade and other payables

	03.31.2009	12.31.2008
Concepts	ThCh$	ThCh$
	Current	Current

Debts due to purchases or services provided	98,457,826	102,029,176
Tangible asset providers	38,873,240	59,144,482
Dividends pending payment	25,005,298	13,470,974
Accounts payable to employees	4,033,940	14,487,260
Other	8,637,050	8,269,759

Total	175,007,354	197,401,651

Debts due to purchases or services provided corresponding to foreign and domestic suppliers for March 31, 2009 and December 31, 2008 are detailed as follows:

Debts due to purchases or services provided	03.31.2009	12.31.2008
	ThCh$	ThCh$

Domestic	77,545,997	93,039,321
Foreign	20,911,829	8,989,855

Total	98,457,826	102,029,176

25. Provisions

	03.31.2009	12.31.2008
	ThCh$	ThCh$

Legal and regulatory	7,072,336	7,072,336

Total	7,072,336	7,072,336

The provision for legal complaints corresponds to all labor, civil, regulatory and tax aspects.

25. Provisions, continued

The composition of provisions for 2009 and 2008 is detailed as follows:

	03.31.2009	12.31.2008
	ThCh$	ThCh$

Legal and regulatory	2,303,708	2,303,708
Other (1)	4,768,628	4,768,628

Total	7,072,336	7,072,336

(1) The Other provision covers all labor and administrative aspects with a probable possibility of occurrence

Provision movements for 2008 are detailed as follows:

Movements	2009
ThCh$

Beginning balance at December 31, 2007	16,230,842
Increase in existing provisions	1,298,409
Provision used	(10,496,190)
Other increase	39,275

Movement subtotal	(9,158,506)

Ending balance at December 31, 2008	7,072,336

26. Revenue and expenses

a) Ordinary revenue and expenses

Revenue for 2009 and 2008 is detailed as follows:

Classes of ordinary revenue	03.31.2009	03.31.2008
	ThCh$	ThCh$

Sale of goods	3,617,753	3,812,939

Services rendered	170,980,997	173,467,250

Total	174,598,750	177,280,189

Other operating income for 2009 and 2008 is detailed as follows:

Other revenue	03.31.2009	03.31.2008
	ThCh$	ThCh$

Work performed for tangible assets	2,194,025	2,125,594
Other current management revenues	1,260,995	36,838
Subsidies	287,793	55,257
Benefits from alienation of tangible assets
	-	12,856

Total	3,742,813	2,230,545

Other miscellaneous operating expenses for 2009 and 2008 are detailed as follows:

Other expenses	03.31.2009	03.31.2008
	ThCh$	ThCh$

Interconnections	25,450,528	29,628,103
Media rental	10,962,740	7,603,516
Cost of sale of equipment and cards	3,627,506	2,538,694
Other exterior services	11,297,654	11,768,463
Sales commissions	5,629,770	6,165,795
Customer service	5,945,418	5,799,548
Plant maintenance	7,445,116	6,215,495
Allowance for doubtful accounts	8,713,465	8,058,527
Fines, sanctions, contingencies	1,718,636	570,126
Real estate losses	1,210,517	1,234,925
Cost of utilities	4,184,921	3,840,779
Advertising	1,966,544	1,847,340
Computer services	5,244,591	5,056,823
Other	328,522	4,632,504

Total	93,725,928	94,960,638

26. Revenue and expenses, continued

b) Financial revenue and expenses

Financial expenses, net, for 2009 and 2008 are detailed as follows:

Financial expenses, net	03.31.2009	03.31.2008
	ThCh$	ThCh$

Financial income
Interest on financial instruments	1,436,602	1,443,110
Other financial revenues	465,374	58,849

Total financial revenues	1,901,976	1,501,959

Financial expenses
Interest on bank loans	(2,036,426)	(3,100,857)
Interest on obligations and bonds	(841,565)	(735,861)
Financial lease	(9,688)	(6,992)
Interest rate hedges (cross currency swap)	(4,004,550)	(2,332,212)
Other financial expenses	(401,400)	(321,528)

Total financial expenses	(7,293,629)	(6,497,450)
Total, net	(5,391,653)	(4,995,491)

27. Contingencies and restrictions

a) Lawsuit against the State of Chile

i) Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff setting process of 1999, in 2002 the Company filed a lawsuit for damages against the Government in the amount of ThCh$ 181,038,411, plus readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the stage of dictating sentence.

ii) Telefónica Chile and Telefónica Larga Distancia filed a damage indemnity complaint against the Government of Chile in an ordinary treasury lawsuit, claiming damages caused due to modification of telecommunications networks in respect to the works carried out by highway concessionaries from 1996 to 2000.

iii) The amount of damages claimed, consisting of both companies having been forced to pay to transfer their telecommunications networks due to the construction of public works concessions protected by the Concessions Law, is detailed as follows:

a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207
b.- Telefónica Larga Distancia S.A.: ThCh$ 2,865,209

On March 24, 2008, the final first instance sentence was issued rejecting the complaint without costs. This sentence has been appealed.

27. Contingencies and restrictions, continued

b) Lawsuits

i) Voissnet S.A.

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (“TDLC”) against Telefónica Chile for alleged cross subsidy in the joint commercialization of its broadband and fixed telephone services, taking advantage of its dominant position in those markets.

Telefónica Chile in its answer requested that the complaint be rejected, with costs, since the voice and broadband package offers are due to a competitive dynamic, and said that it has not incurred in practices that are contrary to the practice of free competition. The evidence stage has been completed.

On August 29, 2008, Voissnet filed a second complaint against Telefónica Chile before the TDLC, this time for alleged bundled sale in the commercialization of broadband with telephone services.

Telefónica Chile answered the complaint and requested full rejection, with costs. The TDLC decided that both processes should be combined.

ii) Manquehue Net

On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of Ch$ 3,647 million, in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Victor Vial del Río. On the same date, Manquehue Net filed a complaint regarding compliance with discounts (in the amount of Ch$ 2,295 million), in addition to a complaint regarding the obligation to perform (signing of 700 service contract).

On April 11, 2005, the Arbitrator issued the first sentence accepting the complaint made by Telefónica Chile and sentencing Manquehue Net to pay approximately Ch$ 452 million, and at the same time accepting the complaint of Manquehue Net and sentencing Telefónica Chile to pay Ch$ 1,021 million.

Telefónica Chile filed appeals against both sentences, which are currently pending before the Santiago court of Appeals.

27. Contingencies and restrictions, continued

b) Lawsuits, continued

iii) Lawsuit filed by Telmex Servicios Empresariales S.A.

During the first quarter of 2008, Telmex Servicios Empresariales S.A. filed a complaint before the TDLC against Telefónica Chile, for alleged violation of free competition related to the tender process for the local public wireless 3,400 – 3,600 MHz band concession, requesting payment of a government fine in the amount of Ch$ 8,132 million.

The Company answered the complaint within the deadline, requesting rejection of all its parts. The process is at the hearing stage.

Telefónica Chile and Telefónica Larga Distancia were sued by Telmex Servicios Empresariales S.A., before the TDLC (Case No. C 181-2008), for the execution of acts contrary to free competition in providing long-distance services through the Telefónica Chile prepayment card denominated “Tarjeta Línea Propia” (“TLP”), requesting a fine of Ch$ 9,036 million for each of the companies.

The complaint was answered, requesting full rejection, with costs.

iv) Other lawsuits

During the last quarter of 2007, resolutions passed by the Ministry of Transport and Telecommunications were issued, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to Unidad Tributaria Mensual (“UTM”), 33,700, an inflation-indexed monetary unit used for tax and fine purposes,. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

27. Contingencies and restrictions, continued

b) Lawsuits, continued

v) Labor lawsuits

During normal course of operations labor lawsuits have been filed against the Company, which to date do not represent significant contingencies.

vi) Tax processes

There are certain current tax proceedings arising from settlements claimed, the amounts of which are being discussed.

c) Financial restrictions

In order to be able to develop its investment plans, the Company has obtained financing both in the local and foreign market (see note 18), which establish, among other things, clauses on the maximum indebtedness that the Company can incur. The maximum debt to equity ratio established is 1.60.

Non-compliance with this clause implies that all obligations assumed in these financing contracts are considered to have expired.

As of March 31, 2009 the Company complied with the financial restriction.

27. Contingencies and restrictions, continued

d) Guarantee deposits Guarantee deposits are detailed as follows:

	Debtor		Type of guarantee	Current guarantee deposit ThCh$	Liberation of guarantee

Guarantee creditor	Name	Relationship			2009 ThCh$	2010 ThCh$	2011 and beyond ThCh$

Metro S.A.	Telefónica Chile S.A.	Parent co.	Deposit	153,136	151,250	-	1,886
Municipalidad de Lo Barnechea	Telefónica Chile S.A.	Parent co.	Deposit	10,480	10,480	-	-
Municipalidad de Macul	Telefónica Chile S.A.	Parent co.	Deposit	7,433	7,433	-	-
Municipalidad de Peñalolen	Telefónica Chile S.A.	Parent co.	Deposit	6,288	-	6,288	-
Municipalidad de San Bernardo	Telefónica Chile S.A.	Parent co.	Deposit	11,573	11,573	-	-
Municipalidad de Santiago	Telefónica Chile S.A.	Parent co.	Deposit	18,138	18,138	-	-
Rentas e Inversiones Viña del Mar Ltda.	Telefónica Chile S.A.	Parent co.	Deposit	5,925	5,925	-	-
SCL Terminal Aéreo de Santiago	Telefónica Chile S.A.	Parent co.	Deposit	31,440	-	-	31,440
Serviu Región Metropolitana	Telefónica Chile S.A.	Parent co.	Deposit	45,559	40,548	4,306	705
Subsecretaria de Telecomunicaciones	Telefónica Chile S.A.	Parent co.	Deposit	567,231	-	33,850	533,381
Telefónica Móviles de Chile	Telefónica Chile S.A.	Parent co.	Deposit	10,480	10,480	-	-
Otras garantías	Telefónica Chile S.A.	Parent co.	Deposit	34,860	19,147	11,898	3,815
Servicio Nacional de Pesca	Telefónica Larga Distancia	Subsidiary	Deposit	405	405	-	-
Ministerio de Bienes Nacionales	Telefónica Larga Distancia	Subsidiary	Deposit	3,458	3,458	-	-
Dirección Regional de Vialidad XII Región	Telefónica Larga Distancia	Subsidiary	Deposit	115,866	115,866	-	-
Cámara de Diputados de Chile	Telefónica Larga Distancia	Subsidiary	Deposit	17,000	17,000	-	-
Comité de Empresas Sep	Telefónica Larga Distancia	Subsidiary	Deposit	73	-	73	-
Dirección de Compras y Contratación Pública	Telefónica Larga Distancia	Subsidiary	Deposit	10,000	-	10,000	-
Consejo de Defensa del Estado	Telefónica Larga Distancia	Subsidiary	Deposit	1,285	-	-	1,285
Subsecretaría de Telecomunicaciones	Telefónica Larga Distancia	Subsidiary	Deposit	1,030,536			1,030,536
SCL Terminal Aéreo de Santiago S.A.	Telefónica Larga Distancia	Subsidiary	Deposit	31,440	-	-	31,440
Aguas Andinas S.A.	Telefónica Empresas	Subsidiary	Deposit	56,999	-	-	56,999
Cámara de Comercio de Santiago	Telefónica Empresas	Subsidiary	Deposit	83,839	83,839	-	-
Comisión Adm. del Sist. de Créditos E.S.	Telefónica Empresas	Subsidiary	Deposit	87,402	-	-	87,402
Corp. Administrativa del Poder Judicial	Telefónica Empresas	Subsidiary	Deposit	82,482	23,017	59,465	-
Dir. Nac. De Logística de Carabineros Chile	Telefónica Empresas	Subsidiary	Deposit	801,400	-	-	801,400
Dirección Nacional de Gendarmería de Chile	Telefónica Empresas	Subsidiary	Deposit	88,577	-	88,577	-
Fondo Para Hospitales de Carabineros	Telefónica Empresas	Subsidiary	Deposit	82,000	82,000	-	-
Ilustre Municipalidad de Arica	Telefónica Empresas	Subsidiary	Deposit	94,431	94,431	-	-
Inst de Normalización Provisional	Telefónica Empresas	Subsidiary	Deposit	104,925	-	104,925	-
Instituto de Desarrollo Agropecuario Ind	Telefónica Empresas	Subsidiary	Deposit	116,285	-	-	116,285
Metrogas S.A.	Telefónica Empresas	Subsidiary	Deposit	54,977	54,977	-	-
Ministerio de Hacienda - Dir. De Presup.	Telefónica Empresas	Subsidiary	Deposit	207,921	207,921	-	-
Mutual de Seguridad C.Ch.C.	Telefónica Empresas	Subsidiary	Deposit	65,248	65,248	-	-
Pontificia Universidad Católica Valparaíso	Telefónica Empresas	Subsidiary	Deposit	80,000	80,000	-	-
Scl Terminal Aéreo Santiago S.A. Soc Con	Telefónica Empresas	Subsidiary	Deposit	90,295	90,295	-	-
Servicio de Salud Metropolitano	Telefónica Empresas	Subsidiary	Deposit	363,571	363,571	-	-
Servicio de Salud Viña del Mar Quillota	Telefónica Empresas	Subsidiary	Deposit	68,711	68,711	-	-
Servicio Nacional de Aduanas	Telefónica Empresas	Subsidiary	Deposit	65,011	65,011	-	-
Soc. Adm. Gral. S.A y Cia En Comandita	Telefónica Empresas	Subsidiary	Deposit	65,708	65,708	-	-
Sociedad de Computación Binaria S.A.	Telefónica Empresas	Subsidiary	Deposit	88,602	88,602	-	-
Subsecretaria de Educación	Telefónica Empresas	Subsidiary	Deposit	80,000	-	80,000	-
Subsecretaria de Redes Asistenciales	Telefónica Empresas	Subsidiary	Deposit	90,048	90,048	-	-
Tesorería del Ejército	Telefónica Empresas	Subsidiary	Deposit	112,000	112,000	-	-
Universidad de Concepción	Telefónica Empresas	Subsidiary	Deposit	125,759	-	125,759	-
Otras Garantías	Telefónica Empresas	Subsidiary	Deposit	1,346,792	859,772	189,422	297,598
Atento Chile S.A.	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	56,592	56,592	-	-
Subsecretaría de Transportes	Telefónica Gestión Ss.Compartidos	Subsidiary	Deposit	357	-	357	-

Total				6,672,538	2,963,446	714,920	2,994,172

28. Environment

In the opinion of management and its legal counsel and since the nature of the operations of the Company does not directly or indirectly affect the environment, as of the closing date of these financial statements, the Company has not committed resources or made payments derived from non-compliance with municipal ordinances or those of other supervising organizations.

The Company reviewed its real estate lease agreements with private entities and government agencies involving locations where certain of the Company’s assets are installed, such as digital switchboards, radio stations, antennas and other equipment regarding potential obligations at the end of the term or expiration of the lease contract considering the term of the contracts and renewal conditions. No significant obligations were identified on the basis of these contracts since:

• The Telecommunications Law in Chile states that the Company, as a public service supplier, has a right to maintain its assets on third party property and cannot be forced to remove then without its consent.

• On the basis of historical evidence, most of the lease agreements are renewed. For the leases that were not renewed significant withdrawal costs were incurred.

29. Financial risk management

a) Competition

Telefónica Chile faces strong competition in all its business areas and believes that this high level of competitiveness will be maintained. In order to confront this situation, the Company permanently adapts its business strategies and products, seeking to satisfy the demands of its current and potential customers, innovating and developing excellence in its attention.

b) New tariff decree

Approximately 19% of the Company’s income for 2008 is subject to tariff regulation. Tariff setting for the new 5 year period, beginning in May 2009, could affect its income and level of market competitiveness.

The effect of a change in the tariff decree could affect the portion of the Company’s operating income and costs that are regulated.

c) Technological changes

The telecommunications industry is a sector that is subject to quick and important technological progress and the introduction of new products and services. It is not possible to be certain about what the effect of such technological changes on the market or on Telefónica Chile will be or to be certain that the disbursement of significant financial resources will not be required to develop or implement new and competitive technologies, nor can the Company anticipate whether those technologies or services will be substitutive or complementary to the products and services it currently offers. Telefónica Chile is constantly evaluating the incorporation of new technologies to the business, taking into consideration both the costs and benefits.

29. Financial risk management, continued

d) Level of Chilean economic activity

Since the Company’s operations are located in Chile, these are sensitive to and dependent on the country’s level of economic activity. In periods of low economic growth, high unemployment rates and reduced internal demand, there has been a negative impact on the local and long distance telephone traffic, as well as on the level of customer default.

The effect on the financial cost of a possible increase in the country risk could be softened because the Company is part of a consolidated group at a worldwide level.

e) Financial risk management objectives and polices

The Company’s main financial liabilities, in addition to derivatives, comprise bank loans and bond obligations, accounts payable and other accounts payable. The main purpose of those financial liabilities is to obtain financing for the Company’s operations. The Company has trade receivables, cash and short-term deposits, which arise directly from its operations. The Company also has derivative transactions.

The Company is exposed to market risk, credit risk and liquidity risk.

The Company’s Management supervises that financial risks are identified, measured and managed in accordance with defined policies. All activities derived from risk management are carried out by specialist teams with adequate skills, experience and supervision. It is the Company’s policy that there is no commercialization of derivatives for speculative purposes.

The policies for managing such risks, which are reviewed and ratified by the Board of Directors, are summarized below:

Market risk

Market risk is the risk of fluctuation in the fair value of future cash flows of a financial instrument due to changes in market prices. Market prices comprise three types of risks: interest rate risk, exchange rate risk and other price risks, such as equity risk. Financial instruments affected by market risk include loans, deposits, investments held for sale and derivative financial instruments.

Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value of future cash flows of a financial derivative due to changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates is mainly related to the Company’s long-term debt obligations with variable interest rates.

The policy for hedging interest rates seeks long-term efficiency in financial expenses. This considers fixing interest rates to the extent that these are low and allowing floating rates when the levels are high.

As of December 31, 2008 the Company had an exposure of 86% local floating interest rate.

The Company manages its interest rate risk maintaining a balanced portfolio of loans and debts at variable and fixed interest rates. The Company has interest rate swaps in which it agrees to interchange, at certain intervals, the difference between the amounts of fixed and variable interest rates, calculated in reference to a notional agreed upon capital amount. These swaps are designated to hedge underlying debt obligations.

29. Financial risk management, continued

e) Financial risk management objectives and polices, continued Interest rate risk, continued

Market expectations are that these rates will tend to decrease in 2009, which could mean lower financial costs for the Company.

Foreign currency risk

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rates. The Company’s exposure to exchange variation risks is related mainly to its operating activities (when income or expenses are denominated in a currency other than the Company’s functional currency). The Company’s main risk lies in its obligations and these are 100% hedged.

It is the Company’s policy to negotiate the terms of hedge derivatives to match the terms of the hedged items in order to maximize the effectiveness of the hedge.

Credit risk

Credit risk is the risk that a counterpart may not fulfill its obligations under a financial instrument or customer contract, which leads to a financial loss. The Company is exposed to credit risk from its operating activities (mainly due to accounts receivable and credit notes) and from its financial activities, including bank deposits, transactions in foreign currency and other financial instruments.

Credit risk related to customer loans is managed in accordance with the policies, procedures and controls established by the Company to manage customer credit risk. Customer credit quality is evaluated in an ongoing manner. Outstanding customer charges are supervised. The maximum exposure to credit risk as of the report presentation date is the value of each class of financial asset.

Credit risk related to balances with banks, financial instruments and negotiable values is managed by the Finance Management Department in conformity with the Company’s policies. Surplus funds are only invested with an approved counterpart and within the credit limits assigned to each entity. Counterpart limits are reviewed annually, and can be updated during the year. The limits are established to reduce counterpart risk concentration to a minimum.

Liquidity risk

The Company manages its commitments so that cash at the beginning of the year plus cash generated during the next twelve months must be able to cover its financial obligations during the year.

The Company monitors its risk of lack of funds using a recurrent liquidity planning tool. The Company’s objective is to maintain a short-term investment profile that minimizes the need to obtain external short-term financing.

29. Financial risk management, continued

e) Financial risk management objectives and polices, continued Capital management

Capital includes shares and equity attributable to the parent company less unrealized net income reserves.

The Company’s main objective in respect to capital management is to ensure that it has a strong credit rating and prosperous capital ratios to support its business and maximize shareholder value.

The Company manages its capital structure and makes adjustments to it in response to changes in economic conditions.

There were no changes in the objectives, policies or processes during the years ended December 31, 2009 and 2008.

30. Subsequent events

On April 15, 2009 Telefónica Chile carried out a placement of Series N, 5-year bullet bonds on the Santiago Stock Exchange in the amount of UF 5 million (equivalent to Ch$ 106,000 million). The debt titles were auctioned at a rate of UF + 3.23% annually

Likewise, on April 22, 2009 there was a placement of Series M, 5-year Bullet Bonds in the amount of ThCh$ 20,500,000 on the same stock exchange, at a rate of 5.99% annually.

The rating for both series is “AA-” and “AA” by Fitch Ratings and ICR respectively. Both operations were led by BBVA.

With these placements Telefónica Chile refinances the main obligations for 2009, keeping its current debt level constant.

In the period from January 1 to April 23, 2009, there have been no other significant subsequent events that affect these financial statements.

/s/ Antonio José Coronet Antonio José Coronet Gerente Contabilidad	/s/ Oliver Alexander Flögel Oliver Alexander Flögel Gerente General

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended as of
March 31, 2009, December 31, 2008 and March 31, 2008

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Management’s Discussion and Analysis is a complementary report to the financial statements and notes, therefore it should be read together with the Consolidated Financial Statements.

CONTENTS

1.	Highlights		3
2.	Volume statistics, Statements of Income and Income by Business Area		6
3.	Analysis of Results for the Year
	3.1	Operating Income	10
	3.2	Non-operating Income	12
	3.3	Net Income for the Year	12
	3.4	Results by Business Area	12
3.	Statement of Cash Flows		13
4.	Financial Indicators		14
5.	Synthesis of Market Evolution		15
6.	Analysis of Market Risk		17

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1. HIGHLIGHTS

Telefónica Chile

Adoption of IFRS as of January 1, 2009

Telefónica Chile has prepared financial statements in accordance with accounting principles applied locally in Chile until the year ended December 31, 2008. The financial statements as of March 31, 2009 have been considered to be the first-time application of IFRS and 2008 is presented under the same standards for comparison purposes.

Merger by absorption and subsequent dissolution of Telemergencia.

On December 31, 2008 by means of a private instrument, Compañía de Telecomunicaciones de Chile S.A. purchased from Sociedad Telefónica Gestión de Servicios Compartidos Chile S.A. the share it had of Telefónica Asistencia y Seguridad S.A., Taxpayer No. 96.971.150 -8. As a consequence Compañía de Telecomunicaciones de Chile S.A. has a total of 97,910 subscribed and paid for shares of Telefónica Asistencia y Seguridad S.A. (100% of shares issued).

Result of Public Offer of Shares

On January 9, 2009 due to the completion of the Tender Offer (OPA) (“Oferta Pública de Adquisición de Acciones”) that Inversiones Telefónica Internacional Holding Limitada carried out through notices published in the newspapers, “El Mercurio” and “La Tercera” in Santiago, Inversiones Telefónica Internacional Holding Limitada, has informed the result of the Tender Offer of December 1, 2008, where it acquired direct and indirect ownership, through its controller Telefónica Internacional Chile S.A. of approximately 97.89% of the shares issued by Compañía de Telecomunicaciones de Chile S.A..

Closing of the ADR program

On January 29, 2009 the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to begin (i) the process of closing the ADR Program currently in the market of the United States of America (Code: CTC), (ii) delisting CTC from the New York Stock Exchange (NYSE) (iii) delisting CTC from the Securities and Exchange Commission (SEC), and terminating the convention signed between Telefónica Chile, Banco Central de Chile and Banco Depositario

The described process contemplates a period of approximately 9 months in order to obtain the corresponding authorizations.

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Bond Issuance

On January 29, 2009 the Board of Directors agreed to the following:

1. Register with the Superintendency of Securities and Insurance for a subsequent issuance of two lines of bonds: one with a 10-year term and another with a 30-year term. Each line will be for UF8 million (“UF” or “unidades de fomento” is a daily-indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month).

2. Limit the amount of the first placement with a charge to each line of bonds to a maximum of UF8 million , altogether.

3. Likewise, the Board of Directors empowered the General Manager Mr. Oliver Flögel and the Finance Manager Ms. Isabel Margarita Bravo Collao, in order for either of them, indistinctly to establish the conditions, terms and timeliness of the issuance, as well as to sign contracts and undertake all processes and acts necessary for the issuance and sale of the bonds.

Dividends Policy

Telefonica Chile

On March 2, 2009 the Company’s Board of Directors agreed to propose to the Ordinary General Shareholders’ Meeting the distribution of a final dividend with a charge to 2008 net income in the sum of Ch$11,874,483,190 equivalent to Ch$12.40599 per share, which added to the interim dividend paid in December 2008 in the amount of Ch$5,742,942,510 complies with the policy of distributing 100% of net income for the year.

Telefonica Larga Distancia

On March 9, 2009 the Company’s Board of Directors agreed to propose to the Ordinary General Shareholders’ Meeting the distribution of 30% of net income for the year, through payment of a final dividend with a charge to 2008 net income, in the amount of Ch$6,922,643,869, equivalents to Ch$119.14034 per share.

Call Extraordinary Shareholders’ Meeting

On March 31, 2009 the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call an Extraordinary Shareholders’ Meeting for Thursday, April 23, 2009 in order for the shareholders to decide on the following matters:

1. Change the name of Compañía de Telecomunicaciones de Chile S.A. to TELEFONICA CHILE S.A., and modify brand names.

2. Make reference to article 5 of the bylaws in order to reflect the share capital decrease due to capitalization of the accumulated deficit reserve in the process of adoption of IFRS.

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Telefónica Larga Distancia

Resignation and appointment of Directors

On January 23, 2009 the Board agreed to accept the resignation of Mr. José Molés Valenzuela and Mr. Rafael Zamora Sanhueza as Directors, appointing Mr. Oliver Flögel and Mr. Pedro Pablo Laso Bambach in their stead.

Relevant Industry Aspects

During the first quarter of 2009 there was continued development of Mobile Broadband, a product offered using 3G technology by the three current mobile operators: Movistar, Entel and Claro. This service has mainly had an impact on customers that value connectivity in movement and has also reached customer segments that were not serviced by fixed broadband.

In the residential area almost all fixed operators already have package service offers (voice, broadband and TV). A similar situation can be observed in small and medium companies with offers of voice and broadband plans, while in the corporate area operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate integration toward business processes based on information technology. Transversally, mobile communications have become massive in the social and corporate areas of the country.

A competition model based on network infrastructure which mainly uses ADSL, coaxial, fiber optics and wireless (3G, WiMax, PHS) was maintained at a domestic level.

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2. VOLUME STATISTICS, STATEMENTS OF INCOME AND INCOME BY BUSINESS AREA

TABLE No. 1

VOLUME STATISTICS

DESCRIPTION	MARCH 2008	MARCH 2009	VARIANCE
			Q	%
Lines in Service at end of period	2,157,736	2,088,463	(69,273)	-3.21%
Lines	524,988	438,036	(86,952)	-16.56%
Plans	1,278,128	1,313,938	35,810	2.80%
Prepayment	354,620	336,489	(18,131)	-5.11%
Broadband	645,106	705,844	60,738	9.42%
DLD traffic (thousands of minutes)	138,598	135,580	(3,018)	-2.18%
Outgoing ILD traffic (thousands of minutes)	19,597	20,360	763	3.89%
Dedicated IP (1)	16,801	20,119	3,318	19.75%
Digital Television	231,625	262,778	31,153	13.45%

(1) Does not include the Citynet network.

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TABLE No. 2
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED AS OF MARCH 31, 2009 and 2008
(Figures in millions of Chilean pesos as of 03.31.2009)

DESCRIPTION	Jan–Mar 2008	Jan–Mar 2009	VARIANCE (2009/2008)
			MCh$	%

OPERATING REVENUES
FIXED TELECOMMUNICATIONS	133,663	128,911	(4,752)	-3.6%
Telephony (Voice)	94,375	85,276	(9,099)	-9.6%
Fixed Income	10,556	9,645	(911)	-8.6%
Variable Income	10,757	8,940	(1,817)	-16.9%
Flexible Plans (minutes)	33,246	35,110	1,864	5.6%
Access Charges, Interconnections and Others	39,816	31,581	(8,235)	-20.7%
Public Telephones	2,317	1,851	(466)	-20.1%
Equipment Sales	7,634	6,179	(1,455)	-19.1%
Other Basic Telephony Revenues	2,411	4,811	2,400	99.5%

BROADBAND	26,926	30,794	3,868	14.4%

TELEVISION	8,968	11,047	2,079	23.2%

LONG DISTANCE	13,853	14,058	205	1.5%
Domestic Long Distance	4,827	4,596	(231)	-4.8%
International Service	6,628	6,599	(29)	-0.4%
Media and Circuit Rental	2,398	2,863	465	19.4%

CORPORATE COMMUNICATIONS	20,238	21,708	1,470	7.3%
Complementary Services	3,477	4,166	689	19.8%
Data Services	7,456	9,760	2,304	30.9%
Circuits and Others	9,305	7,782	(1,523)	-16.4%

OTHER BUSINESSES	2,789	2,618	(171)	-6.1%

TOTAL OPERATING REVENUES	179,511	178,342	(1,169)	-0.7%

Remunerations	(22,171)	(23,750)	(1,579)	7.1%
Depreciation	(44,395)	(41,085)	3,310	-7.5%
Other Operating Costs	(94,961)	(93,727)	1,234	-1.3%

TOTAL OPERATING COSTS	(161,527)	(158,562)	2,966	-1.8%

OPERATING INCOME	17,984	19,780	1,796	10.0%

Financial Income	1,502	1,902	400	26.6%
Income from Investments in Related companies	459	(554)	(1,013)	-220.8%
Financial Expenses	(6,496)	(7,002)	(506)	7.8%
Other Non-operating Expenses	(2)	(291)	(289)	18686.3%
Foreign Currency Translation	(3,183)	1,251	4,434	-139.3%

NON-OPERATING INCOME	(7,720)	(4,694)	3,026	-39.2%

INCOME BEFORE INCOME TAXES	10,264	15,086	4,822	47.0%

Current and Deferred Income Taxes	(482)	(3,517)	(3,035)	629.1%

INCOME BEFORE MINORITY INTEREST	9,782	11,569	1,787	18.3%

Minority Interest	80	(16)	(96)	-119.9%

NET INCOME (1)	9,862	11,553	1,691	17.1%

(1) For comparison purposes there have been certain reclassifications of 2008 income.

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3. ANALYSIS OF INCOME FOR THE PERIOD

EVOLUTION OF THE STRUCTURE OF OPERATING REVENUES AND COSTS

Operating revenue

The new revenue structure has been evolving coherently with the voice, broadband and television package services strategy, through a flexible offer where customers create the combination of services that best accommodates their needs. In this manner, the Company has managed to go from a single-service line of business to a multiservice line of business.

This is evidenced when we analyze the evolution of revenues in the period from January to March 2009 in relation to January to March 2008, where it is clearly seen that the flexibility and packaging of multiple services offered by the Company has partially offset the drop in revenues from traditional telephone services resulting in a decrease of only 0.7% in comparison to the same period in 2008.

In accordance with the comment on Operating Revenues, increased revenues from flexible plans, broadband, corporate and television businesses, have partially reverted the downward tendency of previous years and offset the drop in revenues from traditional telephone services (fixed and variable charge) taking into consideration the adverse current economic environment.

Change in Accounting Standards (implementation of IFRS in the recording of CPP)

Due to the change in accounting standards, the presentation of Fixed-Mobile Interconnection (CPP) services are considered under operating revenues and operating costs, separately, which differs from local accounting principles applied in Chile until the year ended December 31, 2008 which allowed netting of Access Charges, Interconnections and Others.

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Contribution to Revenues by Business Area
2008 (IFRS)

Contribution to Revenues by Business Area
2009

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Operating Costs

The Company’s service structure has stabilized. This structure is composed of a variable part that is directly associated to the behavior of the BA minute plans and Pay TV which are added to the Company’s fixed costs. It should be noted that for this period there is a lower cost within the structure due to the effect of the fixed-mobile tariff decree which decreased the CPP tariffs by approximately 46%, added to lower depreciation cost.

3.1 OPERATING INCOME

As of March 31, 2009, operating income reached Ch$ 19,780 million, representing a 10% increase in relation to operating income obtained in the same period in 2008.

A. Operating Revenues

Operating revenues in the 2008 period reached Ch$ 178,342 million, an 0.7% decrease in relation to the same period the year before, where they reached Ch$179,511 million.

The company’s strategy, focused on the change in the business structure, has allowed it to strengthen its growth in Broadband, Pay TV and Corporate Communications, which together with Flexible Plans have partly neutralized the drop in revenues from the traditional Fixed Telephony business.

i. Revenues from voice and Complementary Services: These revenues have decreased by 3% in comparison to the same period the previous year, mainly because:

Telephone Services (Voice), represents 47.8% of consolidated revenues and shows a 9.6% drop in comparison to the previous period, originated by:

• Fixed charge, which corresponds to the fixed monthly charge for connection to the network, with an 8.6% drop, mainly explained by migration of customers to flexible plans.
• Variable charge decreased by 16.9%, which shows the effect of lower revenues derived from a decrease in traffic per line and migration of customers to flexible plans.
• Flexible plans the growth in customers with Flexible Plans, leveraged by migration from traditional telephone services and new customers obtained increased by 5.6% in comparison to the previous period. Currently 62.7% of customers correspond to flexible plans.
• Access charges, interconnections and others represent 17.7% of consolidated revenues and show a 20.7% decrease, mainly due to the decrease in revenues from fixed-mobile access charges, which is related to the decrease in tariffs due to the new fixed-mobile tariff decree.

ii. Broadband: Has shown sustained growth in the last few years reaching revenues of Ch$30,794 million in the 2009 period, with a 14.4% growth in comparison to the same period in 2008, mainly due to the 9.42% increase in the customer base.

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iii. Pay TV: Two years after the launching of Pay TV services, revenues represent 6.2% of operating income and amounts to Ch$11,047 million as of March 31, 2009 in comparison to the same period in 2008 where revenues from these services amounted to Ch$ 8,968 million. The customer base has grown by 13.45% in comparison to the previous year.

iv. Long Distance: Revenues from this service increased by 1.5% in comparison to the 2008 period, due fundamentally to the 19.4% increase in revenues from media rentals and private services influenced mainly by higher rental capacity, effect that is partially offset by the decrease in domestic and international long distance which decreased by 14.5% and 5.0%, respectively.

It should be noted that although revenues from international long distance services have decreased, there has been an increase in the amount of minutes appraised, which is mainly due to the increase in “Multicarrier Hired” income which does not necessarily imply a direct correlation between revenues and minutes appraised.

v. Corporate Communications: This business revenue increased by 7.3% in comparison to the 2008 period, mainly due to a 30.9% increase in data services, effect that is partially offset by the 16.4% decrease in revenue from circuits.

B. Operating Costs

Operating costs for the period reached Ch$158,562 million, decreasing by 1.8% in relation to the 2008 period. This is mainly explained by: i) the decrease in depreciation related to more fully depreciated assets in relation to a ii) decrease in costs for the concept of media rental and iii) effect partially offset by a greater remuneration expense for the concept of programmers related to the readjustment in salaries due to the collective agreement.

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3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended March 31, 2009 shows a deficit of Ch$4,694 million, which implied a 39.2% decrease in comparison to the previous period. The most significant effects are generated by:

a) Monetary correction in the 2009 period recorded net income of Ch$ 1,251 million, mainly due to the variations experienced in the Unidad de Fomento and the exchange rate.

b) Financial revenues increased by 26.6%, mainly due to a greater volume of funds, destined transitorily to financial investments.

c) Financial expenses increased by 7.8% in the 2009 period, mainly associated to the nominalization of the Company’s debt, which changed from US dollar/UF to US dollar/Chilean peso, which implies a higher interest rate assumed by the respective insurance contracts at a nominal rate in Chilean pesos. This is framed within the hedge policy that allows the Company to mitigate the exposure of the debt to the high volatility of the UF and inflation and minimize the impact in the monetary correction.

3.3 NET RESULT FOR THE PERIOD

As of March 31, 2009, net result reached net income of Ch$ 11,553 million, whereas in the 2008 period net income reached Ch$ 9,862 million. The higher result obtained in 2009 is derived from greater operating income due to the 1.8% decrease in operating costs, in comparison to the previous period and a lower non-operating deficit, which decreased by 39.2% in relation to the previous year.

3.4 RESULTS OF THE LONG DISTANCE BUSINESS

As of March 31, 2009 long distance shows net income of Ch$ 5,818 million, a 9.9% decrease in comparison to net income reached in the 2008 period, in the amount of Ch$6,445 million. This variation is produced mainly by lower operating income, which was influenced by the 4.1% increase in operating expenses in comparison to the 2008 period, effect that was partially compensated by the 0.4% increase in operating income respectively.

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4. STATEMENTS OF CASH FLOWS

TABLE No. 3
CONSOLIDATED CASH FLOWS
(Figures in millions of Chilean pesos as of 03.31.2009)

DESCRIPTION	JAN-MAR	JAN-MAR	VARIATION
	2008	2009	MCh$	%
Cash and cash equivalents at beginning of year	73,084	71,555	(1,529)	-2.09%
Cash flows from operating activities	19,156	20,938	1,782	9.30%
Cash flows from financing activities	0	0	0	-
Cash flows from investing activities	(26,154)	(10,467)	15,687	-60%
Effect of inflation on cash and cash equivalents	66,086	82,027	15,940	24.1%

Cash and cash equivalents at end of year	(6,998)	10,471	17,469	N.A.

The net positive variation in cash and cash equivalents of Ch$10,471 million in cash flows for the 2009 period, compared to the net negative variation of Ch$ 6,998 million in the 2008 period, presented an increase related mainly to a decrease in cash flows destined to investment activities which decreased by 60.0% in relation to the same period in 2008 mainly due to lower additions to property, plant and equipment in the present period.

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5. FINANCIAL INDICATORS

TABLE No. 4
CONSOLIDATED FINANCIAL INDICATORS

	JAN-MAR	JAN-MAR
DESCRIPTION	2008	2009

LIQUIDITY RATIO
Current Ratio	1.05	0.88
(Current Assets/current Liabilities)

Acid Ratio	0.32	0.29
(Most liquid Assets/Current Liabilities)

DEBT RATIO
Debt Ratio	0.57	0.71
(Demand Liabilities / Shareholders’ Equity)

Long-term Debt Ratio	0.81	0.73
(Long-term Liabilities / Demand Liabilities)

Financial Expenses Coverage	2.35	2.88
(Income Before Taxes and Interest / Financial Expenses)

RETURN AND NET INCOME PER SHARE RATIO
Operating Margin	10.14%	11.33%
(Operating Income / Operating Revenues)

Return on Operating Income	1.77%	1.99%
(Operating Income / Net Property, Plant and Equipment (1) )

Net Income per Share	$10.3	$12.1
(Net Income / Average Number of Paid Shares each Year)

Return on Equity	1.17%	1.84%
(Net Income / Average Shareholders’ Equity)

Profitability of Assets	0.59%	0.79%
(Net Income / Average assets)

Yield of Operating Assets	1.54%	1.97%
(Operating Income /Average Operating Income (2))

Return on Dividends	7.65%	8.32%
(Dividends Paid / Market Price per Share)

ACTIVITY INDICATORS
Total Assets	MM$ 1,457,497	MM$ 1,455,058

Sale of Assets	-	MM$ 88
Investments in Other Companies & Property, Plant & Equip.
	MM$ 147,989	MM$ 20,671

Inventory Turnover (times)	1.4	0.89
(Cost of Sales / Average Inventory)

Days in Inventory	257,45	403,78
(Average Inventory / Cost of Sales Times 360 days)

(1) Figures at the beginning of the year, restated
(2) Property, plant and equipment are considered operating expenses

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From the previous table we emphasize the following:

The common liquidity index shows a decrease due to the 13.98% increase in current liabilities, related to long and short-term financial obligations, variation that is explained by the effects of the variation in the foreign exchange rate.

The debt ratio remains at approximately 0.71 and the increase in demand liabilities and decrease in equity of 21.88% and 2.68% is mainly due to the effect of the change in the foreign exchange rate and to the decrease in share capital and distribution of dividends, activities that were carried out in 2008 and 2009, in order to distribute cash surpluses to the shareholders.

6. SYNTHESIS OF MARKET EVOLUTION

It is estimated that the fixed lines in service reached approximately 3,369 thousand lines in March 2009, reflecting a 0.4% increase in respect to March 2008. Long distance traffic dropped 15% in DLD and 8% in ILD accumulated in relation to the previous year.

The broadband market recorded a 10% increase in respect to the same period in 2008, reaching 1,461 thousand accesses.

Telefónica Chile offers DTH (direct to home) satellite television services which during March 2009 grew by 14% compared to March 2008 with a total of 1,511 thousand Pay TV accesses.

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Relative Participation

The following table shows the relative participation of Telefónica Chile in the markets where it participates as of March 31, 2009

Business	Market Share	Market Penetration	Position of Telefónica Chile in the Market
Basic Telephony	62%	20.1 lines / 100 inhabitants	1

Domestic Long Distance	52%	70 minutes / inhabitants per year	1

International Long Distance	46%	10 minutes / inhabitants per year	1

Corporate Communications	32%	Ch$149,160 million	1

Broadband	48%	1,461 thousand connections	1

Pay TV	17%	1,511 thousand accesses	2

(1) Considers only annual revenues from the data market as of December 2008

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7. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at floating interest rates. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and UF/peso and dollar/peso exchange insurance.

As of March 31, 2009, the interest bearing debt in original currency expressed in dollars was US$ 789 million, including US$ 500 million in financial liabilities in dollars and US$ 289 million in debt in “unidades de fomento”. In this manner US$ 500 million correspond to debt directly exposed to the variations of the dollar.

Simultaneously, the Company has Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the closing of the first quarter of 2009, in close to 0% average exposure of the foreign currency financial debt.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks long-term efficiency in financial expenses. This considers fixing interest rates to the extent that these are low and allowing floating rates when the levels are high.

As of March 31, 2009 the Company ended with a debt in Chilean pesos at a variable rate of 60% of the total debt.

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Regulatory Framework

1. Tariff System

According to Law No. 18,168 (“General Telecommunications Law”), the prices of public telecommunications services and of intermediate telecommunications services are freely established by operators, unless there is an express qualification from the Antitrust Commission (formerly the Antitrust Resolutive Commission), stating that the conditions existing in the market are not adequate to guarantee a freedom of prices regime. In this case, the maximum tariffs for certain telecommunications services must be subject to tariff regulation.

Through Report No. 2/2009 of January 30, the Antitrust Commission, decreed tariff freedom for the following services: “Telephone Line Service (formerly Fixed Charge), “Local Measured Service”, “Telephone Connection Charge” and “Public Telephones”. In addition, price regulation is maintained for all companies for the services of “Local Tranche”, minor customer telephone services, including: disconnection and reconnection, enabling access to domestic and international long distance service, and complementary services, Detailed Local Measured Service, diagnostic visit and others. The tariff regulation for network unbundling services for all fixed companies is also maintained.

Additionally, maximum prices for interconnection services (mainly access charges for network use) are by law subject to tariff regulation for all industry operators. Tariffs are set on the basis of the procedures stipulated by that legal provision.

According to the General Telecommunications Law, the structure, level and indexation of maximum tariffs that can be charged for regulated tariff services, are set through a Supreme Decree jointly issued by the Ministries of Transportation and Telecommunications and of Economy, Development and Reconstruction (hereinafter, “the Ministries”).

The Ministries set the maximum tariffs on the basis of a theoretically efficient company model.

1.1. Regulated tariffs for local telephone services

Tariff Decree No. 169, for the 2004-2009 five-year period, applicable to Telefónica Chile, was approved and published in the Official Gazette on February 11, 2005, retroactive since May 6, 2004.

For the 2009-2014 five-year period in conformity with the procedure regulated in the law to set tariffs, Subtel set the Final Technical Economic Bases through Exempt Resolution No. 562, of 2008, keeping in mind the proposal of Telefónica Chile, without requiring the formation of a Commission of Experts. The mentioned Bases define the conditions which Telefónica Chile must adhere to present its Tariff Study.

On November 7, 2008, Telefónica Chile S.A. presented the Tariff Study for the 2009-2014 period to the Ministries.

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On March 7, 2009, the Ministries presented the Objections and Oppositions Report. Telefónica Chile requested the formation of an Expert Commission, which was formed on March 16, 2009 and subsequently made a unanimous pronouncement on the matters consulted by Telefónica Chile. On the basis of the responses from the Expert Commission, on April 6, 2009, Telefónica Chile submitted its Modifications and Insistence report.

The Ministries have a period of 30 days to dictate the tariff setting decree.

1.2. Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the then Resolutive Antitrust Commission decided to: “Accept the request of Compañía de Telecomunicaciones de Chile S.A. only in respect to it being necessary to clarify Resolution No. 686, of May 20, 2003, in the sense that lower tariffs or different plans may be offered, but the conditions of these that protect and provide due guarantees to the user from those in dominant market positions, must be regulated by the respective authority”.

The Official Gazette of February 26, 2004, published Decree No. 742, which establishes the regulation regulating the conditions under which various plans and joint offers can be offered by the dominant operators of the local public telephone service. Subsequently, through Decree No. 160, of February 26, 2007, published in the Official Gazette of May 8, 2007, the mentioned regulation was modified to eliminate certain previously required obligations. Among these is the obligation that existed as a prior condition to launch joint offers with other telecommunications services in the market, of inviting third parties as well as certain specific obligations to provide information to customers.

The tariff flexibility allows Telefónica Chile to offer its customers various commercial plans, other than the regulated plan.

Exempt Resolution No. 1,418, of November 25, 2008, issued by the Undersecretary of Telecommunications establishes the average monthly level of consumption for High Consumption Plans for 2009, leaving it without modification at the previously set level of 5,000 monthly minutes.

1.3. Tariff setting for Mobile Telephone Companies

Through decrees from the Ministries of Transportation and Telecommunications and of Economy Development and Reconstruction the maximum tariffs for access charges for the 2009-2014 period were established on January 24, 2009, in addition to modifying the hourly structure.

Telefónica Chile made the necessary adjustments in its billing systems in order for the new tariffs to be transferred to our customers, without requiring a rebilling processes, since mobile companies agreed to immediately apply the new tariff even though the mentioned decrees are in the process of being legalized by the General Controllership of the Republic (“Contraloría General de la República”).

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2. Modifications of the Regulatory Framework

2.1. Bill creating the Panel of Experts

The purpose of the project is to create a panel of experts, of a technical nature, composed of seven professionals appointed by the Antitrust Commission which will be in charge of resolving litigations and disagreements between a Company and the regulator, in order to reduce the judicialization of various regulatory processes in the telecommunications sector.

The project is in the Senate’s first constitutional stage.

2.2. Bill: Network Neutrality.

The Bill on Network Neutrality establishes, among other matters, that it will govern the telecommunications public service concessionaries and suppliers of Internet access, which supply access to the network. That bill prohibits arbitrary blockage, interference, discrimination, obstruction or restriction of the right of any Internet user to use, send, receive or offer any content, application or legal service through the Internet; the faculty of suppliers to take measures or actions to manage network traffic and management, as long and its purpose is not to perform actions that affect or can affect free competition; the faculty of suppliers to preserve the privacy of users, antivirus protection and network security; setting a deadline of 90 days for the Undersecretary of Telecommunications to dictate a Regulation that establishes the minimum conditions for providing Internet access services, as well as the actions that will be considered practices restricting the liberty of use of contents, applications or services provided through the Internet.

This bill is at the second constitutional stage, to be seen jointly by the Transportation and Telecommunications and Senate Economy Commissions.

3. Public Tender to Assign the Digital Infrastructure Project for Competitiveness and Innovation and its respective Subsidy, corresponding to the Annual Program for Subsidizable Projects for 2008 of the Telecommunications Development Fund

The Telecommunications Development Fund Commission awarded the public tender to Inverca Telecomunicaciones S.A., associated to the Malaysian company “Packet One”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2009

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are ba sed on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in su ch assumptions or factors could cause actual results to differ materially from current expectations.